Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2020 and 2019 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three months ended September 30, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2020 and 2019, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2020 and 2019, and of its consolidated financial performance for the three months ended September 30, 2020 and 2019, as well as of its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2020 and 2019 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche
Taipei, Taiwan
Republic of China

November 6, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2020 (Reviewed)		December 31, 2019 (Audited)		September 30, 2019 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$17,703,012	4	$34,049,643	7	$24,072,337	5
Financial assets at fair value through profit or loss (Note 7)	7,240	—	516	—	24,595	—
Hedging financial assets (Note 20)	7,841	—	327	—	—	—
Contract assets (Note 30)	5,169,966	1	4,441,196	1	4,516,992	1
Trade notes and accounts receivable, net (Notes 9, 13 and 30)	22,595,966	5	26,407,783	6	29,760,143	6
Receivables from related parties (Note 38)	690,145	—	16,834	—	19,077	—
Inventories (Notes 10 and 39)	15,167,360	3	17,344,276	4	17,888,077	4
Prepayments (Note 11)	4,868,631	1	1,883,259	—	4,564,748	1
Other current monetary assets (Note 12)	5,576,298	1	7,498,564	2	7,997,055	2
Other current assets (Notes 19 and 39)	3,366,624	—	2,429,664	—	2,496,710	1

Total current assets	75,153,083	15	94,072,062	20	91,339,734	20

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	699,689	—	778,105	—	512,736	—
Financial assets at fair value through other comprehensive income (Note 8)	7,632,641	2	7,268,917	2	6,457,296	1
Investments accounted for using equity method (Note 14)	7,017,970	2	7,354,226	2	3,232,056	1
Contract assets (Note 30)	2,356,776	—	2,600,913	—	2,537,975	1
Property, plant and equipment (Notes 13, 15, 38 and 39)	279,241,678	56	283,694,215	59	282,108,127	60
Right-of-use assets (Note 16)	11,159,348	3	11,364,249	2	11,350,779	2
Investment properties (Note 17)	8,171,495	2	8,169,393	2	8,267,187	2
Intangible assets (Notes 13 and 18)	91,885,832	19	47,046,525	10	47,920,083	10
Deferred income tax assets (Note 3)	3,348,788	—	3,258,607	1	3,522,971	1
Incremental costs of obtaining contracts (Note 30)	975,788	—	942,652	—	961,348	—
Net defined benefit assets (Note 3)	2,285,109	—	2,127,335	—	842,890	—
Prepayments (Note 11)	2,340,922	—	2,679,335	1	2,761,579	1
Other noncurrent assets (Notes 19, 39 and 40)	5,191,151	1	6,101,704	1	5,888,995	1

Total noncurrent assets	422,307,187	85	383,386,176	80	376,364,022	80

TOTAL	$497,460,270	100	$477,458,238	100	$467,703,756	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$75,000	—	$90,000	—	$90,000	—
Short-term bills payable (Note 22)	11,990,829	3	—	—	—	—
Financial liabilities at fair value through profit or loss (Note 7)	19	—	239	—	1,854	—
Contract liabilities (Notes 30 and 38)	16,184,042	4	16,839,830	4	16,417,493	4
Trade notes and accounts payable (Note 25)	13,256,209	3	15,312,274	3	16,932,170	4
Payables to related parties (Note 38)	494,388	—	653,983	—	379,020	—
Current tax liabilities (Note 3)	2,580,457	—	4,020,670	1	6,238,714	1
Lease liabilities (Notes 16, 35 and 38)	3,272,130	—	3,291,330	1	3,247,553	1
Other payables (Note 26)	22,189,496	5	22,952,488	5	20,092,380	4
Provisions (Notes 13 and 27)	240,296	—	206,942	—	248,858	—
Current portion of long-term loans (Notes 23 and 39)	1,600,000	—	—	—	—	—
Other current liabilities	956,329	—	983,789	—	999,685	—

Total current liabilities	72,839,195	15	64,351,545	14	64,647,727	14

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 29)	—	—	1,600,000	—	1,600,000	—
Bonds payable (Note 24)	19,979,473	4	—	—	—	—
Contract liabilities (Note 30)	6,508,142	2	6,841,485	2	6,802,600	2
Deferred income tax liabilities (Note 3)	1,953,561	—	1,912,305	—	1,941,106	—
Provisions (Note 27)	105,323	—	97,382	—	85,090	—
Lease liabilities (Notes 16, 35 and 38)	6,300,425	1	6,466,808	1	6,339,175	1
Customers’ deposits (Note 38)	4,702,387	1	4,747,644	1	4,645,677	1
Net defined benefit liabilities (Note 3)	3,612,832	1	3,504,617	1	3,662,751	1
Other noncurrent liabilities	1,801,816	—	1,542,687	—	1,496,663	—

Total noncurrent liabilities	44,963,959	9	26,712,928	5	26,573,062	5

Total liabilities	117,803,154	24	91,064,473	19	91,220,789	19

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 29)
Common stocks	77,574,465	16	77,574,465	16	77,574,465	17

Additional paid-in capital	171,272,215	34	171,255,985	36	171,257,188	36

Retained earnings
Legal reserve	77,574,465	16	77,574,465	16	77,574,465	17
Special reserve	2,675,419	—	2,675,419	1	2,675,419	1
Unappropriated earnings	38,753,327	8	46,341,361	10	37,359,912	8

Total retained earnings	119,003,211	24	126,591,245	27	117,609,796	26

Others	868,533	—	688,548	—	22,151	—

Total equity attributable to stockholders of the parent	368,718,424	74	376,110,243	79	366,463,600	79
NONCONTROLLING INTERESTS (Notes 13 and 29)	10,938,692	2	10,283,522	2	10,019,367	2

Total equity	379,657,116	76	386,393,765	81	376,482,967	81

TOTAL	$497,460,270	100	$477,458,238	100	$467,703,756	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$52,171,326	100	$50,848,160	100	$148,129,189	100	$152,287,496	100
OPERATING COSTS (Notes 10, 28, 30, 31, 38 and 44)	34,505,914	66	33,019,129	65	94,697,928	64	98,767,215	65

GROSS PROFIT	17,665,412	34	17,829,031	35	53,431,261	36	53,520,281	35

OPERATING EXPENSES (Notes 9, 28, 31, 38 and 44)
Marketing	5,142,574	10	5,578,613	11	15,392,969	10	16,469,522	11
General and administrative	1,151,224	2	1,123,654	2	3,512,404	2	3,435,379	2
Research and development	980,526	2	1,088,190	2	2,877,722	2	2,963,501	2
Expected credit loss (reversal of credit loss)	(45,390)	—	9,968	—	58,588	—	(91,793)	—

Total operating expenses	7,228,934	14	7,800,425	15	21,841,683	14	22,776,609	15

OTHER INCOME AND EXPENSES (Note 31)	285,688	1	(19,273)	—	273,854	—	(28,485)	—

INCOME FROM OPERATIONS	10,722,166	21	10,009,333	20	31,863,432	22	30,715,187	20

NON-OPERATING INCOME AND EXPENSES
Interest income	21,187	—	67,223	—	93,362	—	196,757	—
Other income (Notes 31 and 38)	86,892	—	143,583	—	416,510	—	479,259	—
Other gains and losses (Notes 31, 37 and 38)	(53,371)	—	47,230	—	(76,322)	—	23,554	—
Interest expenses (Notes 16, 31 and 38)	(57,610)	—	(26,292)	—	(148,005)	—	(77,730)	—
Share of profits of associates accounted for using equity method (Note 14)	106,012	—	195,449	—	270,932	—	412,500	—

Total non-operating income and expenses	103,110	—	427,193	—	556,477	—	1,034,340	—

INCOME BEFORE INCOME TAX	10,825,276	21	10,436,526	20	32,419,909	22	31,749,527	20
INCOME TAX EXPENSE (Notes 3 and 32)	2,109,499	4	1,990,531	4	6,303,782	4	6,020,321	4

NET INCOME	8,715,777	17	8,445,995	16	26,116,127	18	25,729,206	16

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	726,376	1	(191,166)	—	280,667	—	(474,557)	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	5,483	—	(1,803)	—	7,514	—	(1,069)	—
Share of remeasurements of defined benefit pension plans of associates (Note 14)	—	—	—	—	725	—	—	—

	731,859	1	(192,969)	—	288,906	—	(475,626)	—

(Continued)

	Three Months Ended September 30				Nine Months Ended September 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(52,733)	—	$(17,242)	—	$(132,042)	—	$45,756	—
Share of exchange differences arising from the translation of the foreign operations of associates (Note 14)	(1,565)	—	(17)	—	(2,800)	—	299	—
Income tax relating to items that may be reclassified subsequently to profit or loss (Note 32)	56	—	—	—	56	—	—	—

	(54,242)	—	(17,259)	—	(134,786)	—	46,055	—

Total other comprehensive income (loss), net of income tax	677,617	1	(210,228)	—	154,120	—	(429,571)	—

TOTAL COMPREHENSIVE INCOME	$9,393,394	18	$8,235,767	16	$26,270,247	18	$25,299,635	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,336,836	16	$8,090,541	16	$25,194,210	17	$25,014,993	16
Noncontrolling interests	378,941	1	355,454	—	921,917	1	714,213	—

	$8,715,777	17	$8,445,995	16	$26,116,127	18	$25,729,206	16

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,017,894	17	$7,886,427	16	$25,374,920	17	$24,577,230	16
Noncontrolling interests	375,500	1	349,340	—	895,327	1	722,405	—

	$9,393,394	18	$8,235,767	16	$26,270,247	18	$25,299,635	16

EARNINGS PER SHARE (Note 33)
Basic	$1.07		$1.04		$3.25		$3.22

Diluted	$1.07		$1.04		$3.24		$3.22

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 29)
						Others
		Additional	Retained Earnings			Exchange Differences Arising from the Translation of	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other	Gain or Loss		Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	the Foreign Operations	Comprehensive Income	on Hedging Instruments	Total	Interests (Notes 13 and 29)	Total Equity
BALANCE, JANUARY 1, 2019	$77,574,465	$171,136,764	$77,574,465	$2,675,419	$47,090,522	$(79,427)	$538,272	$1,069	$376,511,549	$9,990,345	$386,501,894
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,745,603)	—	—	—	(34,745,603)	—	(34,745,603)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,817)	(709,817)
Unclaimed dividend	—	1,314	—	—	—	—	—	—	1,314	—	1,314
Change in additional paid-in capital from investments in associates accounted for using equity method	—	119,922	—	—	—	—	—	—	119,922	769	120,691
Net income for the nine months ended September 30, 2019	—	—	—	—	25,014,993	—	—	—	25,014,993	714,213	25,729,206
Other comprehensive income (loss) for the nine months ended September 30, 2019	—	—	—	—	—	27,706	(464,400)	(1,069)	(437,763)	8,192	(429,571)

Total comprehensive income (loss) for the nine months ended September 30, 2019	—	—	—	—	25,014,993	27,706	(464,400)	(1,069)	24,577,230	722,405	25,299,635

Share-based payment transactions of subsidiaries	—	(812)	—	—	—	—	—	—	(812)	16,428	15,616
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	(763)	(763)

BALANCE, SEPTEMBER 30, 2019	$77,574,465	$171,257,188	$77,574,465	$2,675,419	$37,359,912	$(51,721)	$73,872	$—	$366,463,600	$10,019,367	$376,482,967

BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243	$10,283,522	$386,393,765
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)	—	(32,782,969)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(775,420)	(775,420)
Unclaimed dividend	—	1,647	—	—	—	—	—	—	1,647	—	1,647
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(9,399)	—	—	—	—	—	—	(9,399)	47	(9,352)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(103)	—	—	—	—	—	—	(103)	103	—
Net income for the nine months ended September 30, 2020	—	—	—	—	25,194,210	—	—	—	25,194,210	921,917	26,116,127
Other comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	725	(123,485)	295,956	7,514	180,710	(26,590)	154,120

Total comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	25,194,935	(123,485)	295,956	7,514	25,374,920	895,327	26,270,247

Share-based payment transactions of subsidiaries	—	24,085	—	—	—	—	—	—	24,085	59,234	83,319
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	475,879	475,879

BALANCE, SEPTEMBER 30, 2020	$77,574,465	$171,272,215	$77,574,465	$2,675,419	$38,753,327	$(271,862)	$1,132,554	$7,841	$368,718,424	$10,938,692	$379,657,116

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$32,419,909	$31,749,527
Adjustments for:
Depreciation	23,184,863	23,169,471
Amortization	3,774,247	3,191,249
Amortization of incremental costs of obtaining contracts	582,950	953,109
Expected credit loss (reversal of credit loss)	58,588	(91,793)
Interest expenses	148,005	77,730
Interest income	(93,362)	(196,757)
Dividend income	(246,084)	(296,360)
Compensation cost of share-based payment transactions	4,937	1,288
Share of profits of associates accounted for using equity method	(270,932)	(412,500)
Loss (gain) on disposal of property, plant and equipment	(124,341)	28,339
Gain on disposal of investment properties	(151,357)	—
Loss on disposal of intangible assets	1,844	146
Loss on disposal of financial instruments	1,788	—
Gain on disposal of investments accounted for using equity method	(1,412)	(30,152)
Provision for impairment loss of inventory	608,024	155,761
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	78,887	3,197
Others	(40,116)	(26,531)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	98,393	159,557
Trade notes and accounts receivable	4,019,978	593,945
Receivables from related parties	(340,311)	5,193
Inventories	1,710,128	(2,923,123)
Prepayments	(2,516,543)	(2,648,742)
Other current monetary assets	276,557	(915,166)
Other current assets	(862,203)	79,373
Incremental cost of obtaining contracts	(616,086)	(579,427)
Increase (decrease) in:
Contract liabilities	(1,322,664)	6,240,091
Trade notes and accounts payable	(2,313,384)	(3,531,938)
Payables to related parties	(159,595)	(538,931)
Other payables	(2,955,045)	(1,556,888)
Provisions	26,037	127,121
Other current liabilities	(41,634)	(147,149)
Net defined benefit plans	(82,172)	450,013

Cash generated from operations	54,857,894	53,089,653

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2020	2019
Interest paid	$(138,943)	$(77,730)
Income tax paid	(7,808,819)	(4,166,080)

Net cash provided by operating activities	46,910,132	48,845,843

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	(83,254)	—
Purchase of financial assets at fair value through profit or loss	(38,944)	(86,536)
Proceeds from disposal of financial assets at fair value through profit or loss	29,741	64,111
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(3,718,148)	(13,483,451)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,381,866	15,880,554
Proceeds from disposal of agreements collateralized by bonds with maturities of more than three months	15,335	—
Proceeds from disposal of investments accounted for using equity method	—	32,470
Acquisition of property, plant and equipment	(13,972,367)	(16,356,682)
Proceeds from disposal of property, plant and equipment	110,115	37,476
Acquisition of intangible assets	(47,547,040)	(167,593)
Acquisition of investment properties	(54,435)	—
Increase in other noncurrent assets	(130,825)	(882,141)
Interest received	102,113	207,360
Dividends received	515,364	534,395
Net cash inflow on acquisition of subsidiaries	354,056	—

Net cash used in investing activities	(59,036,423)	(14,220,037)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	115,000	315,000
Repayment of short-term loans	(134,000)	(325,000)
Proceeds from short-term bills payable	41,000,000	—
Repayment of short-term bills payable	(29,000,000)	—
Proceeds from issuance of bonds	20,000,000	—
Payments for transaction costs attributable to the issuance of bonds	(21,038)	—
Decrease in customers’ deposits	(61,246)	(91,492)
Payments for the principal of lease liabilities	(2,863,451)	(2,896,092)
Increase in other noncurrent liabilities	254,286	186,333
Cash dividends	(32,782,969)	(34,745,603)
Dividends distributed to noncontrolling interests	(775,420)	(709,817)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2020	2019
Change in other noncontrolling interests	$78,382	$13,565
Unclaimed dividend	1,647	1,314

Net cash used in financing activities	(4,188,809)	(38,251,792)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(31,531)	53,543

NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,346,631)	(3,572,443)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,049,643	27,644,780

CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,703,012	$24,072,337

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 6, 2020.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2019. Please refer to the consolidated financial statements for the year ended December 31, 2019 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financing Reporting Interpretations Committee (IFRIC) and SIC Interpretation (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2020	December 31, 2019	September 30, 2019	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	57	57	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56	c.
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2020	December 31, 2019	September 30, 2019	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100	d.
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	80
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	—	—	e.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	93	93	f.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100	g.
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	—	h.
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	—	—	—	i.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	j.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	k.

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2020	December 31, 2019	September 30, 2019	Note
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	—	—	—	l.
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	—	—	—	m.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100	n.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	—	o.
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	—	—	p.
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	—	—	p.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	—	—	p.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	—	—	p.
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	—	—	p.
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	—	—	p.
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	100	—	—	p.
International Integrated Systems Inc. (Shanghai)	Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Development and maintenance of information system	100	—	—	p.

(Concluded)

a.

Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the accounts of SENAO are included in the consolidated financial statements.

b.

CHIEF issued new shares in March, November 2019 and March 2020, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 59.75% and 59.10% as of December 31, 2019 and September 30, 2020, respectively.

c.	SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.

d.	The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.

e.

Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary. IISI issued new shares in September 2020 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% as of September 30, 2020.

f.	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.

g.	Aval invested 100% equity shares of Wiin Technology Co., Ltd. (“Wiin”) in September 2019.

h.	SENYOUNG invested 100% equity shares of Senaolife Insurance Agent Co., Ltd. (“Senaolife”) in November 2019.

i.	TASVI completed its liquidation in September 2019.

j.

CHIEF obtained two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

k.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

l.	STF completed its liquidation in May 2019.

m.	SITJ completed its liquidation in March 2019.

n.	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.

o.	CHPT (International) invested 100% equity shares of Su Zhou Precision Test Tech. Ltd. (“SZPT”) in October 2019.

p.	It is a subsidiary of IISI.

The following diagram presented information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2020.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

c.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as they are incurred.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interests in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, the Company’s previously held equity interest in an acquiree is remeasured to fair value at the acquisition date and the resulting gain or loss is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interests been directly disposed of by the Company.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2019.

5. APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 2)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 3)
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest rate benchmark reform - phase 2	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 4)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 5)

(Concluded)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 3:	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 4:

The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 5:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2020	December 31, 2019	September 30, 2019
Cash
Cash on hand	$343,096	$353,499	$347,622
Bank deposits	10,099,127	9,432,814	13,284,563

	10,442,223	9,786,313	13,632,185

Cash equivalents (investments with maturities of less than three months)
Commercial paper	4,938,075	20,109,823	7,903,428
Negotiable certificates of deposit	—	1,700,000	—
Time deposits	2,302,877	2,450,509	2,536,724
Repurchase agreements collateralized by bonds	17,703	2,998	—
Triple stimulus vouchers	2,134	—	—

	7,260,789	24,263,330	10,440,152

	$17,703,012	$34,049,643	$24,072,337

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Bank deposits	0.00%-0.35%	0.00%-0.74%	0.00%-0.77%
Commercial paper	0.22%-0.33%	0.47%-0.54%	0.45%-0.58%
Negotiable certificates of deposit	—	0.58%-0.60%	—
Time deposits	0.10%-3.60%	0.09%-4.40%	0.09%-4.40%
Repurchase agreements collateralized by bonds	0.50%	1.90%	—

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2020	December 31, 2019	September 30, 2019
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$38	$53	$83
Non-derivatives
Listed stocks—domestic	7,202	463	24,512

	$7,240	$516	$24,595

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks—domestic	$455,275	$510,801	$280,363
Non-listed stocks—foreign	244,414	267,304	232,373

	$699,689	$778,105	$512,736

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$19	$239	$1,854

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (Thousands)
September 30, 2020
Forward exchange contracts—buy	EUR/NT$	2020.12	EUR1,800/NT$61,426
Forward exchange contracts—sell	US$/NT$	2020.11	US$500/NT$14,589

(Continued)

	Currency	Maturity Period	Contract Amount (Thousands)
December 31, 2019
Forward exchange contracts—buy	EUR/NT$	2020.03	EUR1,500/NT$50,910
Forward exchange contracts—buy	US$/NT$	2020.01	US$850/NT$25,524
September 30, 2019
Forward exchange contracts—buy	EUR/NT$	2019.12	EUR1,568/NT$55,134
Forward exchange contracts—buy	US$/NT$	2019.10	US$1,610/NT$49,917

(Concluded)

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	September 30, 2020	December 31, 2019	September 30, 2019
Domestic investments
Listed stocks	$2,317,591	$2,453,616	$2,393,689
Non-listed stocks	5,192,117	4,680,931	3,920,796
Foreign investments
Non-listed stocks	122,933	134,370	142,811

	$7,632,641	$7,268,917	$6,457,296

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company holds Powtec ElectroChemical Corporation (“Powtec”) as financial assets at FVOCI. The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020. The Company evaluated and determined the fair value of such investment was nil after its declaration of bankruptcy.

The Company recognized dividend income of $1,952 thousand and $238,248 thousand for the three months and nine months ended September 30, 2020, respectively. The Company recognized dividend income of $55,257 thousand and $278,168 thousand for the three months and nine months ended September 30, 2019, respectively. The above dividend income was derived from the investments held on the balance sheet date.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2020	December 31, 2019	September 30, 2019
Trade notes and accounts receivable	$24,921,407	$28,767,539	$32,234,790
Less: Loss allowance	(2,325,441)	(2,359,756)	(2,474,647)

	$22,595,966	$26,407,783	$29,760,143

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

September 30, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-24%	0%-68%	0%-83%	26%-90%	65%-96%	100%
Gross carrying amount	$16,934,972	$232,478	$79,837	$55,807	$29,873	$23,989	$694,535	$18,051,491
Loss allowance (lifetime ECL)	(53,906)	(20,802)	(24,891)	(29,859)	(25,180)	(23,645)	(694,535)	(872,818)

Amortized cost	$16,881,066	$211,676	$54,946	$25,948	$4,693	$344	$—	$17,178,673

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,337,222	$35,934	$15,592	$27,248	$4,203	$10,645	$1,372,549	$3,803,393
Loss allowance (lifetime ECL)	(3,201)	(2,871)	(1,559)	(8,174)	(2,102)	(8,516)	(1,372,549)	(1,398,972)

Amortized cost	$2,334,021	$33,063	$14,033	$19,074	$2,101	$2,129	$—	$2,404,421

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020,326	$267,902	$74,775	$46,782	$40,771	$28,021	$600,985	$20,079,562
Loss allowance (lifetime ECL)	(55,903)	(25,517)	(27,630)	(34,624)	(26,281)	(27,366)	(600,985)	(798,306)

Amortized cost	$18,964,423	$242,385	$47,145	$12,158	$14,490	$655	$—	$19,281,256

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,053,681	$78,147	$52,227	$29,527	$12,688	$1,040	$1,471,840	$5,699,150
Loss allowance (lifetime ECL)	(2,637)	(4,892)	(5,223)	(10,577)	(6,344)	(832)	(1,471,840)	(1,502,345)

Amortized cost	$4,051,044	$73,255	$47,004	$18,950	$6,344	$208	$—	$4,196,805

September 30, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due Over 181 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	0%-26%	5%-69%	10%-83%	15%-90%	53%- 96%	100%
Gross carrying amount	$23,672,880	$310,069	$87,290	$62,759	$29,706	$31,755	$557,785	$24,752,244
Loss allowance (Lifetime ECL)	(56,232)	(24,883)	(29,907)	(27,399)	(29,293)	(22,092)	(557,785)	(747,591)

Amortized cost	$23,616,648	$285,186	$57,383	$35,360	$413	$9,663	$—	$24,004,653

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,041,041	$578,854	$177,408	$35,526	$16,018	$15,530	$1,582,987	$4,447,364
Loss allowance (Lifetime ECL)	(1,684)	(29,740)	(17,741)	(13,199)	(8,940)	(12,424)	(1,582,987)	(1,666,715)

Amortized cost	$2,039,357	$549,114	$159,667	$22,327	$7,078	$3,106	$—	$2,780,649

Note a:

Please refer to Notes 30 and 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Nine Months Ended September 30
	2020	2019
Beginning balance	$2,359,756	$2,602,055
Add: Provision for (reversal of) credit loss	61,890	(23,064)
Add: Acquired by business combinations (Note 13)	1,639	—
Less: Amounts written off	(97,844)	(104,344)

Ending balance	$2,325,441	$2,474,647

10.	INVENTORIES

	September 30, 2020	December 31, 2019	September 30, 2019
Merchandise	$3,682,561	$3,858,034	$4,569,690
Project in process	9,108,343	11,113,286	10,939,283
Work in process	147,958	141,417	136,752
Raw materials	152,448	155,495	163,226

	13,091,310	15,268,232	15,808,951
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	77,317	77,311	80,393

	$15,167,360	$17,344,276	$17,888,077

The operating costs related to inventories were $13,171,599 thousand (including the valuation loss on inventories of $412,334 thousand) and $32,758,756 thousand (including the valuation loss on inventories of $608,024 thousand) for the three months and nine months ended September 30, 2020, respectively. The operating costs related to inventories were $11,081,398 thousand (including the valuation loss on inventories of $10,415 thousand) and $33,787,522 thousand (including the valuation loss on inventories of $155,761 thousand) for the three months and nine months ended September 30, 2019, respectively.

As of September 30, 2020, December 31, 2019 and September 30, 2019, inventories of $2,076,050 thousand, $2,076,044 thousand and $2,079,126 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

11.	PREPAYMENTS

	September 30, 2020	December 31, 2019	September 30, 2019
Prepaid rents	$3,007,495	$3,382,560	$3,471,857
Prepaid salary and bonus	2,543,550	5,117	2,558,243
Others	1,658,508	1,174,917	1,296,227

	$7,209,553	$4,562,594	$7,326,327

Current
Prepaid salary and bonus	$2,543,550	$5,117	$2,558,243
Prepaid rents	666,767	704,607	710,452
Others	1,658,314	1,173,535	1,296,053

	$4,868,631	$1,883,259	$4,564,748

Noncurrent
Prepaid rents	$2,340,728	$2,677,953	$2,761,405
Others	194	1,382	174

	$2,340,922	$2,679,335	$2,761,579

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	September 30, 2020	December 31, 2019	September 30, 2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,371,489	$5,959,074	$5,746,069
Repurchase agreements collateralized by bonds with maturities of more than three months	—	14,990	—
Others	1,204,809	1,524,500	2,250,986

	$5,576,298	$7,498,564	$7,997,055

The annual yield rates of time deposits, negotiable certificates of deposit and repurchase agreements collateralized by bonds with maturities of more than three months at the balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.07%-2.55%	0.03%-2.73%	0.03%-2.90%
Repurchase agreements collateralized by bonds with maturities of more than three months	—	2.50%	—

13.	SUBSIDIARIES

a.	Information on subsidiaries with significant noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2020	December 31, 2019	September 30, 2019
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
SENAO	$94,443	$122,831	$201,343	$217,051

CHPT	$188,532	$162,788	$459,571	$302,018

	Accumulated Noncontrolling Interests
	September 30, 2020	December 31, 2019	September 30, 2019
SENAO	$4,190,814	$4,267,547	$4,188,236
CHPT	4,480,000	4,236,872	4,129,773
Individually immaterial subsidiaries with noncontrolling interests	2,267,878	1,779,103	1,701,358

	$10,938,692	$10,283,522	$10,019,367

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2020	December 31, 2019	September 30, 2019
Current assets	$6,877,640	$6,751,385	$7,439,800
Noncurrent assets	3,361,673	3,321,252	3,395,005
Current liabilities	(4,018,979)	(3,617,165)	(4,414,657)
Noncurrent liabilities	(460,623)	(589,882)	(665,109)

Equity	$5,759,711	$5,865,590	$5,755,039

Equity attributable to the parent	$1,568,897	$1,598,043	$1,566,803
Equity attributable to noncontrolling interests	4,190,814	4,267,547	4,188,236

	$5,759,711	$5,865,590	$5,755,039

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Revenues and income	$6,813,751	$7,219,126	$19,563,348	$21,848,391
Costs and expenses	6,682,148	7,047,989	19,282,146	21,545,916

Profit for the period	$131,603	$171,137	$281,202	$302,475

Profit attributable to the parent	$37,160	$48,306	$79,859	$85,424
Profit attributable to noncontrolling interests	94,443	122,831	201,343	217,051

Profit for the period	$131,603	$171,137	$281,202	$302,475

Other comprehensive income (loss) attributable to the parent	$(1,560)	$(820)	$(3,430)	$7,508
Other comprehensive income (loss) attributable to noncontrolling interests	(4,796)	(1,740)	(9,449)	18,651

Other comprehensive income (loss) for the period	$(6,356)	$(2,560)	$(12,879)	$26,159

Total comprehensive income attributable to the parent	$35,600	$47,486	$76,429	$92,932
Total comprehensive income attributable to noncontrolling interests	89,647	121,091	191,894	235,702

Total comprehensive income for the period	$125,247	$168,577	$268,323	$328,634

	Nine Months Ended September 30
	2020	2019
Net cash flow from operating activities	$35,759	$(225,183)
Net cash flow from investing activities	46,856	239,726
Net cash flow from financing activities	(609,129)	(631,723)
Effect of exchange rate changes on cash and cash equivalents	488	208

Net cash outflow	$(526,026)	$(616,972)

Dividends paid to noncontrolling interests	$268,944	$268,944

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2020	December 31, 2019	September 30, 2019
Current assets	$3,949,170	$3,709,630	$3,819,176
Noncurrent assets	4,021,513	4,043,881	3,716,879
Current liabilities	(1,142,130)	(1,287,597)	(1,245,552)
Noncurrent liabilities	(14,864)	(22,003)	(9,480)

Equity	$6,813,689	$6,443,911	$6,281,023

Equity attributable to CHI	$2,333,689	$2,207,039	$2,151,250
Equity attributable to noncontrolling interests	4,480,000	4,236,872	4,129,773

	$6,813,689	$6,443,911	$6,281,023

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Revenues and income	$1,204,323	$1,106,759	$3,168,534	$2,398,213
Costs and expenses	917,582	859,174	2,469,572	1,938,773

Profit for the period	$286,741	$247,585	$698,962	$459,440

Profit attributable to CHI	$98,209	$84,797	$239,391	$157,422
Profit attributable to noncontrolling interests	188,532	162,788	459,571	302,018

Profit for the period	$286,741	$247,585	$698,962	$459,440

Other comprehensive income (loss) attributable to CHI	$443	$(349)	$(443)	$(135)
Other comprehensive income (loss) attributable to noncontrolling interests	851	(670)	(851)	(259)

Other comprehensive income (loss) for the period	$1,294	$(1,019)	$(1,294)	$(394)

Total comprehensive income attributable to CHI	$98,652	$84,448	$238,948	$157,287
Total comprehensive income attributable to noncontrolling interests	189,383	162,118	458,720	301,759

Total comprehensive income for the period	$288,035	$246,566	$697,668	$459,046

	Nine Months Ended September 30
	2020	2019
Net cash flow from operating activities	$1,050,319	$111,119
Net cash flow from investing activities	(296,387)	(1,069,396)
Net cash flow from financing activities	(344,264)	(342,952)
Effect of exchange rate changes on cash and cash equivalents	487	(776)

Net cash inflow (outflow)	$410,155	$(1,302,005)

Dividends paid to noncontrolling interests	$215,591	$215,591

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2020, March and November 2019 as its employees exercised options. Therefore, the Company’s equity ownership interest in CHIEF decreased. See Note 34(b) for details.

SENAO subscribed for all the shares in the capital increase of Youth in April 2020; therefore, the Company’s ownership interest in Youth increased.

IISI issued new shares in September 2020 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased. See Note 34(d) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$71,627	$—	$6,755
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(47,638)	(103)	(6,659)

Differences arising from equity transactions	$23,989	$(103)	$96

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$23,989	$(103)	$96

Nine Months Ended September 30, 2019
CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$14,328
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(15,140)

Differences arising from equity transactions	$(812)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(812)

c.	BUSINESS COMBINATIONS

1)	Subsidiary acquired

In order to develop and cultivate the enterprise customer market, Chunghwa obtained 20.38% ownership interest in IISI by cash on July 1, 2020, the acquisition date. (Note) Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and included IISI and its subsidiaries in the consolidated financial statements starting from the acquisition date. IISI mainly engages in information system development and maintenance service business, etc.

Note:

IISI issued new shares in April 2020 as its employees exercised options; therefore, the percentage of ownership interest in IISI obtained on the acquisition date is lower than that approved by Chunghwa’s Board of Directors in January 2020.

2)	Assets acquired and liabilities assumed at acquisition date

IISI and Its Subsidiaries
Current assets
Cash and cash equivalents	$587,979
Contract assets	582,745
Trade notes and accounts receivable	165,452
Inventories	141,236
Prepayments	113,858
Other current monetary assets	113,724
Other current assets	74,757
Noncurrent assets
Property, plant and equipment	47,962
Right-of-use assets	70,007
Intangible assets	11,861

(Continued)

IISI and Its Subsidiaries
Deferred income tax assets	$5,665
Other noncurrent assets	102,519
Current liabilities
Short-term loans	(4,000)
Contract liabilities	(333,533)
Trade notes and accounts payable	(256,902)
Current tax liabilities	(19,355)
Lease liabilities	(25,941)
Other payables	(265,901)
Provisions	(15,258)
Other current liabilities	(30,163)
Noncurrent liabilities
Deferred income tax liabilities	(2,209)
Lease liabilities	(44,964)
Net defined benefit liabilities	(32,613)
Other noncurrent liabilities	(4,843)

$982,083

(Concluded)

The trade notes and accounts receivable acquired in business combination transactions have a fair value of $165,452 thousand and a gross contractual amount of $167,091 thousand. The best estimates of the contractual cash flows not expected to be collected as of the acquisition date are $1,639 thousand.

3)	Goodwill arising from acquisition

IISI and Its Subsidiaries
Consideration transferred	$233,923
Add:Fair value of equity interest held before the acquisition date	327,287
Add:Noncontrolling interest (48.46% of the identifiable net assets of IISI and its subsidiaries)	475,879
Less:Fair value of identifiable net assets acquired	(982,083)

Goodwill arising from acquisition	$55,006

The goodwill arising from the acquisition of IISI mainly represents the control premium. In addition, the consideration paid for the combination included amounts attributed to the benefits of expected synergies and the assembled workforces of IISI. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash inflow on acquisition of subsidiaries

IISI and Its Subsidiaries
Cash and cash equivalents acquired	$587,979
Less: Consideration paid in cash	(233,923)

$354,056

5)	Impact of acquisition on the financial results of the Company

The financial results of the acquiree since the acquisition date to September 30, 2020, which are included in the consolidated statements of comprehensive income, are as follows:

IISI and Its Subsidiaries
Revenue	$544,229

Profit	$23,004

Had the business combination been in effect at the beginning of the annual reporting period, the Company’s revenue and profit would have been $149,124,887 thousand and $26,157,875 thousand for the nine months ended September 30, 2020, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2020, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and profit of the Company had IISI been acquired at the beginning of the financial year, the management calculated amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments in associates were as follows:

	Carrying Amount
	September 30, 2020	December 31, 2019	September 30, 2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	$3,932,953	$4,074,168	$—

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	951,699	953,685	920,063
KingwayTek Technology Co., Ltd. (“KWT”)	241,665	253,021	251,556

(Continued)

	Carrying Amount
	September 30, 2020	December 31, 2019	September 30, 2019
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	$554,839	$500,930	$575,355
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	341,047	316,535	301,623
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	318,167	272,166	249,298
So-net Entertainment Taiwan Limited (“So-net”)	220,102	189,396	169,008
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	194,378	194,081	195,316
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	162,206	150,789	147,440
Taiwan International Ports Logistics Corporation (“TIPL”)	55,190	50,979	50,870
Click Force Co., Ltd. (“CF”)	32,418	37,120	36,173
Cornerstone Ventures Co., Ltd. (“CVC”)	5,919	5,507	5,131
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080	5,080
UUPON Inc. (“UUPON”)	2,307	10,529	10,473
International Integrated Systems, Inc. (“IISI”)	—	340,240	314,670
MeWorks Limited (HK) (“MeWorks”)	—	—	—

	3,085,017	3,280,058	3,232,056

	$7,017,970	$7,354,226	$3,232,056

(Concluded)

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	September 30, 2020	December 31, 2019	September 30, 2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	42	42	—
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	22
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27

(Continued)

	% of Ownership Interests and Voting Rights
	September 30, 2020	December 31, 2019	September 30, 2019
Click Force Co., Ltd. (“CF”)	49	49	49
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
UUPON Inc. (“UUPON”)	22	22	22
International Integrated Systems, Inc. (“IISI”)	—	31	31
MeWorks Limited (HK) (“MeWorks”)	—	20	20

(Concluded)

Note: NCB was a preparatory office on December 31, 2019.

Summarized financial information of NCB was set out below:

	September 30, 2020	December 31, 2019
Assets	$9,971,758	$10,451,925
Liabilities	(585,235)	(728,374)

Equity	$9,386,523	$9,723,551
The percentage of ownership interest held by the Company	41.90%	41.90%
Equity attributable to the Company and carrying amount of investment	$3,932,953	$4,074,168

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Revenues	$—	$—
Net loss for the period	$(139,881)	$(337,028)
Other comprehensive income	—	—

Total comprehensive loss for the period	$(139,881)	$(337,028)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
The Company’s share of profits	$164,622	$195,449	$412,147	$412,500
The Company’s share of other comprehensive income (loss)	(1,565)	(17)	(2,075)	299

The Company’s share of total comprehensive income	$163,057	$195,432	$410,072	$412,799

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
SNI	$1,472,218	$2,014,353	$1,873,431

KWT	$687,206	$872,729	$979,353

The participation of establishing NCB was approved by Chunghwa’s Board of Directors in January 2019. The establishment of NCB was approved by the FSC in July 2019 and the incorporation of NCB was approved by the Ministry of Economic Affairs Department of Commerce in January 2020. Chunghwa prepaid investment funds to NCB in February and November 2019 amounting to $4,190,000 thousand (included in other assets), for ownership interest of 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to dominate its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate. NCB mainly engages in online banking business in Taiwan.

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized disposal gain of $30,152 thousand. In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock from December 2019 to February 2020. Therefore, the Company’s ownership interest in KWT changed to 22.52% and 22.72% as of December 31, 2019 and September 30, 2020, respectively.

IISI issued new shares in March, September 2019 and April 2020, as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 31.47% and 31.16% as of December 31, 2019 and June 30, 2020, respectively. The additional investment of 20.58% ownership interest in IISI was approved by Chunghwa’s Board of Directors in January 2020 and the equity transaction was completed in July 2020. As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized disposal gain of $1,412 thousand under “other gains and losses” on the consolidated statements of comprehensive income. The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in consolidated financial statements. Please refer to note 13(c).

UUPON reduced its capital to offset accumulated deficits in September 2020. The capital reduction ratio was 95.44%. The Company’s ownership interest in UUPON remained unchanged.

The Company disposed all shares of MeWorks in September 2020.

The Company invested and obtained 50% equity shares of CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% equity shares of CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company owns 14% equity shares of ADT. As the Company remains its seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2020	December 31, 2019	September 30, 2019
Assets used by the Company	$271,452,524	$276,370,003	$274,337,903
Assets subject to operating leases	7,789,154	7,324,212	7,770,224

	$279,241,678	$283,694,215	$282,108,127

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2019	$100,354,425	$1,599,634	$69,328,236	$14,258,485	$711,863,697	$3,882,534	$9,873,589	$18,644,766	$929,805,366
Additions	—	—	12,857	36,536	74,375	1,118	46,043	14,577,257	14,748,186
Disposal	(28,641)	—	(3,101)	(778,818)	(25,854,514)	(24,330)	(278,941)	—	(26,968,345)
Effect of foreign exchange differences	—	—	—	55	18,736	64	(216)	(26)	18,613
Others	(1,229,480)	11,272	(1,015,551)	174,946	15,714,115	60,571	252,180	(16,212,384)	(2,244,331)

Balance on September 30, 2019	$99,096,304	$1,610,906	$68,322,441	$13,691,204	$701,816,409	$3,919,957	$9,892,655	$17,009,613	$915,359,489

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,337,192)	$(26,861,627)	$(12,143,307)	$(596,850,343)	$(3,651,139)	$(7,291,742)	$—	$(648,135,350)
Depreciation expenses	—	(32,297)	(955,977)	(626,361)	(17,917,740)	(72,206)	(514,733)	—	(20,119,314)
Disposal	—	—	3,101	772,552	25,825,485	24,327	277,065	—	26,902,530
Effect of foreign exchange differences	—	—	—	(34)	(6,191)	(24)	483	—	(5,766)
Others	—	(543)	365,072	(6,877)	(2,332)	(2,421)	(16,585)	—	336,314

Balance on September 30, 2019	$—	$(1,370,032)	$(27,449,431)	$(12,004,027)	$(588,951,121)	$(3,701,463)	$(7,545,512)	$—	$(641,021,586)

Balance on January 1, 2019, net	$100,354,425	$262,442	$42,466,609	$2,115,178	$115,013,354	$231,395	$2,581,847	$18,644,766	$281,670,016

Balance on September 30, 2019, net	$99,096,304	$240,874	$40,873,010	$1,687,177	$112,865,288	$218,494	$2,347,143	$17,009,613	$274,337,903

Cost
Balance on January 1, 2020	$99,102,251	$1,618,481	$71,000,783	$13,004,827	$706,032,448	$3,912,298	$10,090,170	$13,752,197	$918,513,455
Additions	—	—	15,906	29,595	26,676	579	107,061	15,678,819	15,858,636
Disposal	(106,039)	(567)	(3,761)	(1,080,083)	(11,570,597)	(30,354)	(376,226)	(29,358)	(13,196,985)
Effect of foreign exchange differences	—	—	—	(74)	(48,352)	(134)	(973)	(3,948)	(53,481)
Acquired by business combinations (Note 13)	—	—	—	69,814	—		72,400		142,214
Others	3,110,637	16,036	(442,732)	227,150	17,601,765	14,809	240,939	(21,373,415)	(604,811)

Balance on September 30, 2020	$102,106,849	$1,633,950	$70,570,196	$12,251,229	$712,041,940	$3,897,198	$10,133,371	$8,024,295	$920,659,028

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,374,602)	$(27,976,732)	$(11,068,245)	$(590,337,891)	$(3,694,325)	$(7,662,299)	$(29,358)	$(642,143,452)
Depreciation expenses	—	(32,881)	(1,019,795)	(584,065)	(17,968,611)	(52,482)	(497,502)	—	(20,155,336)
Disposal	—	567	3,761	1,078,883	11,556,712	30,039	367,191	29,358	13,066,511
Effect of foreign exchange differences	—	—	—	72	21,827	33	686	—	22,618
Acquired by business combinations (Note 13)	—	—	—	(40,282)	—	—	(53,970)	—	(94,252)
Others	—	13	123,206	(3,653)	21,232	(894)	(42,497)	—	97,407

Balance on September 30, 2020	$—	$(1,406,903)	$(28,869,560)	$(10,617,290)	$(596,706,731)	$(3,717,629)	$(7,888,391)	$—	$(649,206,504)

Balance on January 1, 2020, net	$99,102,251	$243,879	$43,024,051	$1,936,582	$115,694,557	$217,973	$2,427,871	$13,722,839	$276,370,003

Balance on September 30, 2020, net	$102,106,849	$227,047	$41,700,636	$1,633,939	$115,335,209	$179,569	$2,244,980	$8,024,295	$271,452,524

There was no indication that property, plant and equipment was impaired, so the Company did not recognize any impairment loss for the nine months ended September 30, 2020 and 2019.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc. According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020 and Chunghwa will complete the property registration of the respective asset once the payment is made. Please refer to Table 3 for the details.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	1-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2019	$3,617,627	$689	$3,582,774	$7,201,090
Additions	—	—	4,284	4,284
Others	1,229,480	(689)	1,008,444	2,237,235

Balance on September 30, 2019	$4,847,107	$—	$4,595,502	$9,442,609

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(512)	$(1,265,356)	$(1,265,868)
Depreciation expenses	—	(31)	(64,750)	(64,781)
Others	—	543	(342,279)	(341,736)

Balance on September 30, 2019	$—	$—	$(1,672,385)	$(1,672,385)

Balance on January 1, 2019, net	$3,617,627	$177	$2,317,418	$5,935,222

Balance on September 30, 2019, net	$4,847,107	$—	$2,923,117	$7,770,224

(Continued)

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2020	$4,979,650	$—	$3,841,560	$8,821,210
Others	99,219	—	544,834	644,053

Balance on September 30, 2020	$5,078,869	$—	$4,386,394	$9,465,263

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$—	$(1,496,998)	$(1,496,998)
Depreciation expenses	—	—	(66,378)	(66,378)
Others	—	—	(112,733)	(112,733)

Balance on September 30, 2020	$—	$—	$(1,676,109)	$(1,676,109)

Balance on January 1, 2020, net	$4,979,650	$—	$2,344,562	$7,324,212

Balance on September 30, 2020, net	$5,078,869	$—	$2,710,285	$7,789,154

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Year 1	$339,491	$301,674	$305,593
Year 2	295,583	272,899	257,654
Year 3	234,338	233,434	232,656
Year 4	177,560	191,128	193,882
Year 5	124,478	130,066	145,573
Onwards	1,207,181	1,224,416	1,245,923

	$2,378,631	$2,353,617	$2,381,281

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2020	December 31, 2019	September 30, 2019
Land and buildings
Handsets base stations	$7,065,729	$6,844,687	$6,895,757
Others	1,788,733	1,916,835	1,754,009
Equipment	2,304,886	2,602,727	2,701,013

	$11,159,348	$11,364,249	$11,350,779

	Three Months Ended September 30, 2020		Nine Months Ended September 30, 2020
	2020	2019	2020	2019
Additions to right-of-use assets			$2,892,908	$2,671,187

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$683,732	$689,311	$2,041,451	$2,037,060
Others	201,142	205,489	594,220	614,508
Equipment	104,082	104,644	312,088	313,783

	$988,956	$999,444	$2,947,759	$2,965,351

The Company did not have significant sublease or impairment of right-of-use assets for the nine months ended September 30, 2020 and 2019.

b.	Lease liabilities

	September 30, 2020	December 31, 2019	September 30, 2019
Lease liabilities
Current	$3,272,130	$3,291,330	$3,247,553
Noncurrent	6,300,425	6,466,808	6,339,175

	$9,572,555	$9,758,138	$9,586,728

Ranges of discount rates for lease liabilities are as follows:

	September 30, 2020		December 31, 2019		September 30, 2019
Land and buildings
Handsets base stations	0.50	%-1.18%	0.58	%-1.18%	0.58	%-1.18%
Others	0.50	%-9.00%	0.58	%-9.00%	0.58	%-9.00%
Equipment	0.52	%-2.99%	0.58	%-4.50%	0.59	%-4.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended September 30, 2020		Nine Months Ended September 30, 2020
	2020	2019	2020	2019
Expenses relating to low-value asset leases	$2,378	$1,797	$5,926	$4,782

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,391	$2,107	$3,841	$4,510

Total cash outflow for leases			$2,933,976	$2,968,915

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2019	$9,392,452
Disposal	(5,831)

Balance on September 30, 2019	$9,386,621

	(Continued	)

Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105,240)
Depreciation expense	(20,025)
Disposal	5,831

Balance on September 30, 2019	$(1,119,434)

Balance on January 1, 2019, net	$8,287,212

Balance on September 30, 2019, net	$8,267,187

Cost
Balance on January 1, 2020	$9,213,979
Additions	54,435
Disposal	(36,943)
Reclassification	1,277

Balance on September 30, 2020	$9,232,748

Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(15,390)
Reclassification	(1,277)

Balance on September 30, 2020	$(1,061,253)

Balance on January 1, 2020, net	$8,169,393

Balance on September 30, 2020, net	$8,171,495

(Concluded )

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2019 and 2018 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of September 30, 2020 and 2019 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Fair value	$18,701,398	$18,701,398	$18,514,801

Overall capital interest rate	1.03%-4.04%	1.03%-4.04%	1.02%-4.04%
Profit margin ratio	12%-20%	12%-20%	12%-20%
Discount rate	—	—	—
Capitalization rate	0.79%-1.74%	0.79%-1.74%	0.79%-1.75%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Year 1	$108,915	$112,626	$115,191
Year 2	89,548	90,701	95,189
Year 3	71,720	70,795	76,280
Year 4	51,324	61,115	63,022
Year 5	32,902	39,386	45,885
Onwards	59,387	96,010	103,160

	$413,796	$470,633	$498,727

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2019	$70,144,000	$3,425,969	$236,200	$373,203	$74,179,372
Additions-acquired separately	—	164,375	—	3,218	167,593
Disposal	(10,179,000)	(329,027)	—	(157)	(10,508,184)
Effect of foreign exchange differences	—	90	—	(69)	21
Others	—	247	—	—	247

Balance on September 30, 2019	$59,965,000	$3,261,654	$236,200	$376,195	$63,839,049

Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632,474)	$(2,467,170)	$(26,677)	$(109,369)	$(23,235,690)
Amortization expenses	(2,879,679)	(293,218)	—	(18,352)	(3,191,249)
Disposal	10,179,000	329,027	—	11	10,508,038
Effect of foreign exchange differences	—	(91)	—	26	(65)

Balance on September 30, 2019	$(13,333,153)	$(2,431,452)	$(26,677)	$(127,684)	$(15,918,966)

Balance on January 1, 2019, net	$49,511,526	$958,799	$209,523	$263,834	$50,943,682

Balance on September 30, 2019, net	$46,631,847	$830,202	$209,523	$248,511	$47,920,083

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2020	$59,965,000	$3,428,609	$236,200	$378,063	$64,007,872
Additions-acquired separately	48,373,000	170,054	—	3,986	48,547,040
Disposal	—	(318,939)	—	(3,040)	(321,979)
Effect of foreign exchange differences	—	(84)	—	(60)	(144)
Acquired by business combinations (Note 13)	—	1,259	55,006	11,043	67,308
Others	—	1,586	—	(43)	1,543

Balance on September 30, 2020	$108,338,000	$3,282,485	$291,206	$389,949	$112,301,640

Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293,046)	$(2,498,825)	$(35,623)	$(133,853)	$(16,961,347)
Amortization expenses	(3,476,068)	(278,543)	—	(19,636)	(3,774,247)
Disposal	—	318,939	—	1,196	320,135
Effect of foreign exchange differences	—	75	—	17	92
Acquired by business combinations (Note 13)	—	(441)	—	—	(441)

Balance on September 30, 2020	$(17,769,114)	$(2,458,795)	$(35,623)	$(152,276)	$(20,415,808)

Balance on January 1, 2020, net	$45,671,954	$929,784	$200,577	$244,210	$47,046,525

Balance on September 30, 2020, net	$90,568,886	$823,690	$255,583	$237,673	$91,885,832

(Concluded)

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand (included in other assets) in October 2019. Chunghwa paid $48,373,000 thousand in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	September 30, 2020	December 31, 2019	September 30, 2019
Spare parts	$3,200,426	$2,336,082	$2,328,662
Refundable deposits	1,824,654	1,879,109	1,788,380
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments (Note 14)	—	—	838,000

(Continued)

	September 30, 2020	December 31, 2019	September 30, 2019
Deposit for mobile broadband license bidding (Note 18)	$—	$1,000,000	$—
Others	2,532,695	2,316,177	2,430,663

	$8,557,775	$8,531,368	$8,385,705

Current
Spare parts	$3,200,426	$2,336,082	$2,328,662
Others	166,198	93,582	168,048

	$3,366,624	$2,429,664	$2,496,710

Noncurrent
Refundable deposits	$1,824,654	$1,879,109	$1,788,380
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments	—	—	838,000
Deposit for mobile broadband license bidding	—	1,000,000	—
Others	2,366,497	2,222,595	2,262,615

	$5,191,151	$6,101,704	$5,888,995

(Concluded)

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

September 30, 2020

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	EUR/NT$	EUR 13,000/ NT$ 435,843	2020.12	$33.53	Hedging financial assets (liabilities)	$7,841	$—	$7,514

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(7,514)	$7,841	$—

December 31, 2019

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	EUR/NT$	EUR 2,498/ NT$ 84,066	2020.03	$33.66	Hedging financial assets (liabilities)	$327	$—	$(742)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$742	$327	$—

There is no outstanding forward exchange contract designated for hedge on September 30, 2019.

Nine months ended September 30, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Losses Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$7,514	$—	—	$10,050 Construction in progress and equipment to be accepted	$	— Other gains and losses

Nine months ended September 30, 2019

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item		Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(1,069)	$—	—	$(1,766 Construction in progress and equipment to be accepted	)	$	— Other gains and losses

21.	SHORT-TERM LOANS

	September 30, 2020	December 31, 2019	September 30, 2019
Unsecured bank loans	$75,000	$90,000	$90,000

The annual interest rates of bank loans were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Unsecured bank loans	1.12%-2.33%	1.20%-2.50%	1.20%-2.50%

22. SHORT-TERM BILLS PAYABLE

	September 30, 2020	December 31, 2019	September 30, 2019
Commercial paper payable	$12,000,000	$—	$—
Less: Discounts on commercial paper payable	(9,171)	—	—

	$11,990,829	$—	$—

The annual interest rates of commercial paper payable were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Commercial paper payable	0.37%-0.40%	—	—

23.	LONG-TERM LOANS

	September 30, 2020	December 31, 2019	September 30, 2019
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	(1,600,000)	—	—

	$—	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Secured bank loans	0.72%	0.92%	0.92%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one-time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is September 2021.

24.	Bonds Payable

	September 30, 2020	December 31, 2019	September 30, 2019
Unsecured domestic bonds	$20,000,000	$—	$—
Less: Discounts on bonds payable	(20,527)	—	—

	$19,979,473	$—	$—

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020—1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2020	December 31, 2019	September 30, 2019
Trade notes and accounts payable	$13,256,209	$15,312,274	$16,932,170

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	September 30, 2020	December 31, 2019	September 30, 2019
Accrued salary and compensation	$7,440,890	$9,482,606	$7,385,472
Payables to contractors	2,290,469	1,892,188	1,176,504
Accrued compensation to employees and remuneration to directors and supervisors	1,314,633	1,440,573	1,152,002
Amounts collected for others	1,264,053	1,278,796	1,414,354
Payable on land (Note 15)	1,056,680	—	—
Accrued maintenance costs	884,601	954,761	1,163,052
Accrued franchise fees	785,169	1,091,148	824,985
Payables to equipment suppliers	725,746	295,816	404,978
Others	6,427,255	6,516,600	6,571,033

	$22,189,496	$22,952,488	$20,092,380

27.	PROVISIONS

	September 30, 2020	December 31, 2019	September 30, 2019
Warranties	$176,268	$173,275	$157,237
Onerous contracts	101,372	66,907	117,433
Employee benefits	63,882	59,745	54,881
Others	4,097	4,397	4,397

	$345,619	$304,324	$333,948

(Continued)

	September 30, 2020	December 31, 2019	September 30, 2019
Current	$240,296	$206,942	$248,858
Noncurrent	105,323	97,382	85,090

	$345,619	$304,324	$333,948

(Concluded)

	Warranties	Onerous contracts	Employee Benefits	Others	Total
Balance on January 1, 2019	$131,664	$19,323	$51,393	$4,447	$206,827
Additional	89,022	98,110	4,330	—	191,462
Used / forfeited during the period	(63,449)	—	(842)	(50)	(64,341)

Balance on September 30, 2019	$157,237	$117,433	$54,881	$4,397	$333,948

Balance on January 1, 2020	$173,275	$66,907	$59,745	$4,397	$304,324
Additional / (reversal of) provisions recognized	104,321	19,207	4,831	(200)	128,159
Used / forfeited during the period	(101,328)	—	(694)	(100)	(102,122)
Acquired by business combinations (Note 13)	—	15,258	—	—	15,258

Balance on September 30, 2020	$176,268	$101,372	$63,882	$4,097	$345,619

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. There is no additional amount that Chunghwa was required to contribute into the Fund in 2020 and 2019.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2019 and 2018 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Operating costs	$301,420	$429,939	$904,216	$1,295,094
Marketing expenses	151,073	217,992	452,231	649,579

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
General and administrative expenses	$30,395	$41,124	$90,368	$122,109
Research and development expenses	18,175	25,635	54,183	77,920

	$501,063	$714,690	$1,500,998	$2,144,702

(Concluded)

29.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2020	December 31, 2019	September 30, 2019
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 per share is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2020, the outstanding ADSs were 226,662 thousand common stocks, which equaled 22,666 thousand units and represented 2.92% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a) Exercise their voting rights,

b) Sell their ADSs, and

c) Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2020 and 2019 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2019	$147,329,386	$89,893	$2,063,148	$987,611	$18,648	$20,648,078	$171,136,764
Unclaimed dividend	—	—	—	—	1,314	—	1,314
Change in additional paid-in capital from investments in associates accounted for using equity method	—	119,922	—	—	—	—	119,922
Share-based payment transactions of subsidiaries	—	—	(812)	—	—	—	(812)

Balance on September 30, 2019	$147,329,386	$209,815	$2,062,336	$987,611	$19,962	$20,648,078	$171,257,188

Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Unclaimed dividend	—	—	—	—	1,647	—	1,647
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(9,399)	—	—	—	—	(9,399)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	24,085	—	—	—	24,085

Balance on September 30, 2020	$147,329,386	$199,347	$2,086,232	$987,611	$21,561	$20,648,078	$171,272,215

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2019 and 2018 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2020 and June 21, 2019 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2019	For Fiscal Year 2018	For Fiscal Year 2019	For Fiscal Year 2018
Cash dividends	$32,782,969	$34,745,603	$4.226	$4.479

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Nine Months Ended September 30
	2020	2019
Beginning balance	$836,598	$538,272
Unrealized gain or loss for the period
Equity instruments	295,956	(464,400)

Ending balance	$1,132,554	$73,872

e.	Noncontrolling interests

	Nine Months Ended September 30
	2020	2019
Beginning balance	$10,283,522	$9,990,345
Shares attributed to noncontrolling interests
Net income for the period	921,917	714,213
Exchange differences arising from the translation of the foreign operations	(10,370)	18,068
Unrealized gain or loss on financial assets at FVOCI	(15,289)	(10,157)

(Continued)

	Nine Months Ended September 30
	2020	2019
Income tax relating to exchange differences arising from the translation of the foreign operations	$27	$—
Share of other comprehensive income (loss) of associates accounted for using equity method	(958)	281
Cash dividends distributed by subsidiaries	(775,420)	(709,817)
Changes in additional paid-in capital from investments in associates accounted for using equity method	47	769
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	103	—
Share-based payment transactions of subsidiaries	59,234	16,428
Non-controlling interests increased by business combination of IISI (Note 13)	475,879	—
Decrease in noncontrolling interests	—	(763)

Ending balance	$10,938,692	$10,019,367

(Concluded)

30.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Revenue from contracts with customers	$51,860,647	$50,595,069	$147,225,735	$151,449,766

Other revenues
Rental income	220,581	216,558	616,557	607,370
Other	90,098	36,533	286,897	230,360

	310,679	253,091	903,454	837,730

	$52,171,326	$50,848,160	$148,129,189	$152,287,496

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2019 for details.

a.	Disaggregation of revenue

Nine months ended September 30, 2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$42,516,219	$—	$—	$—	$42,516,219
Sales of products	1,508,598	21,812,355	85,314	235,971	3,333,899	26,976,137
Local telephone and domestic long distance telephone services revenue	19,944,136	—	—	—	—	19,944,136
Broadband access and domestic leased line services revenue	16,729,965	—	—	—	—	16,729,965

(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Data Communications internet services revenue	$—	$—	$16,030,764	$—	$—	$16,030,764
International network and leased line services revenue	—	—	—	3,041,287	—	3,041,287
Others	10,556,132	874,639	6,053,156	3,270,788	1,232,512	21,987,227

	$48,738,831	$65,203,213	$22,169,234	$6,548,046	$4,566,411	$147,225,735

(Concluded)

Nine months ended September 30, 2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$44,114,766	$—	$—	$—	$44,114,766
Sales of products	1,411,248	26,040,008	32,646	191,201	2,489,023	30,164,126
Local telephone and domestic long distance telephone services revenue	21,076,977	—	—	—	—	21,076,977
Broadband access and domestic leased line services revenue	16,550,818	—	—	—	—	16,550,818
Data communications internet services revenue	—	—	15,722,032	—	—	15,722,032
International network and leased telephone services revenue	—	—	—	5,662,625	—	5,662,625
Others	7,815,573	790,131	6,017,643	2,960,312	574,763	18,158,422

	$46,854,616	$70,944,905	$21,772,321	$8,814,138	$3,063,786	$151,449,766

b.	Contract balances

	September 30, 2020	December 31, 2019	September 30, 2019	January 1, 2019
Trade notes and account receivables (Note 9)	$22,595,966	$26,407,783	$29,760,143	$30,075,503

Contract assets
Products and service bundling	$6,872,648	$6,942,974	$6,958,114	$7,122,875
Other	670,671	115,993	113,785	108,581
Less: Loss allowance	(16,577)	(16,858)	(16,932)	(18,770)

	$7,526,742	$7,042,109	$7,054,967	$7,212,686

Current	$5,169,966	$4,441,196	$4,516,992	$4,868,728
Noncurrent	2,356,776	2,600,913	2,537,975	2,343,958

	$7,526,742	$7,042,109	$7,054,967	$7,212,686

(Continued)

	September 30, 2020	December 31, 2019	September 30, 2019	January 1, 2019
Contract liabilities
Telecommunications business	$12,693,256	$12,771,621	$12,530,094	$8,193,215
Project business	9,462,062	10,360,428	9,820,467	4,508,200
Products and service bundling	20,211	38,570	44,068	105,559
Other	516,655	510,696	825,464	475,947

	$22,692,184	$23,681,315	$23,220,093	$13,282,921

Current	$16,184,042	$16,839,830	$16,417,493	$10,687,772
Noncurrent	6,508,142	6,841,485	6,802,600	2,595,149

	$22,692,184	$23,681,315	$23,220,093	$13,282,921

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	September 30, 2020	December 31, 2019	September 30, 2019
Noncurrent
Incremental costs of obtaining contracts	$975,788	$942,652	$961,348

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable, therefore, such costs were capitalized. Amortization recognized for the three months and nine months ended September 30, 2020 were $192,669 thousand and $582,950 thousand, respectively. Amortization recognized in the three months and nine months ended September 30, 2019 were $262,170 thousand and $953,109 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Gain on disposal of investment properties	$151,357	$—	$151,357	$—
Gain (loss) on disposal of property, plant and equipment	136,175	(19,273)	124,341	(28,339)
Loss on disposal of intangible assets	(1,844)	—	(1,844)	(146)

	$285,688	$(19,273)	$273,854	$(28,485)

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Dividend income	$9,788	$55,511	$246,084	$296,360
Rental income	18,378	23,062	53,522	64,704
Others	58,726	65,010	116,904	118,195

	$86,892	$143,583	$416,510	$479,259

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Net foreign currency exchange gains (losses)	$(46,526)	$51,943	$14,268	$37,280
Gains on disposal of investments accounted for using equity method	1,412	—	1,412	30,152
Losses on disposal of financial instruments	—	—	(1,788)	—
Valuation gains (losses) on financial assets and liabilities at fair value through profit or loss, net	(10,717)	2,800	(78,887)	(3,197)
Others	2,460	(7,513)	(11,327)	(40,681)

	$(53,371)	$47,230	$(76,322)	$23,554

d.	Interest expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Interest on bank loans	$19,195	$4,776	$67,289	$13,136
Interest on lease liabilities	18,738	20,970	60,758	63,531
Interest on bonds payable	18,233	—	18,233	—
Others	1,444	546	1,725	1,063

	$57,610	$26,292	$148,005	$77,730

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Contract assets	$(76)	$(1,105)	$(281)	$(1,838)

Trade notes and accounts receivable	$(43,237)	$1,389	$61,890	$(23,064)

Other receivables	$(2,077)	$9,684	$(3,021)	$(66,891)

Inventories	$412,334	$10,415	$608,024	$155,761

f.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Property, plant and equipment	$6,741,765	$6,732,778	$20,221,714	$20,184,095
Right-of-use assets	988,956	999,444	2,947,759	2,965,351
Investment properties	5,130	5,149	15,390	20,025
Intangible assets	1,650,539	1,062,234	3,774,247	3,191,249
Incremental costs of obtaining contracts	192,669	262,170	582,950	953,109

Total depreciation and amortization expenses	$9,579,059	$9,061,775	$27,542,060	$27,313,829

Depreciation expenses summarized by functions
Operating costs	$7,264,661	$7,256,485	$21,754,763	$21,686,614
Operating expenses	471,190	480,886	1,430,100	1,482,857

	$7,735,851	$7,737,371	$23,184,863	$23,169,471

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Amortization expenses summarized by functions
Operating costs	$1,787,420	$1,267,217	$4,190,432	$3,971,884
Marketing expenses	24,865	23,552	71,245	73,728
General and administrative expenses	20,242	23,268	63,041	70,553
Research and development expenses	10,681	10,367	32,479	28,193

	$1,843,208	$1,324,404	$4,357,197	$4,144,358

(Concluded)

g.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Post-employment benefit
Defined contribution plans	$183,609	$163,662	$520,826	$490,303
Defined benefit plans	501,063	714,690	1,500,998	2,144,702

	684,672	878,352	2,021,824	2,635,005

Share-based payment
Equity-settled share—based payment	1,646	429	4,937	1,288

Other employee benefit
Salaries	6,538,139	6,278,607	19,742,735	19,056,884
Insurance	684,912	682,712	2,032,869	2,072,893
Others	3,234,105	3,908,055	9,764,217	10,784,939

	10,457,156	10,869,374	31,539,821	31,914,716

Total employee benefit expenses	$11,143,474	$11,748,155	$33,566,582	$34,551,009

Summary by functions
Operating costs	$5,711,453	$5,984,774	$17,197,330	$17,731,271
Operating expenses	5,432,021	5,763,381	16,369,252	16,819,738

	$11,143,474	$11,748,155	$33,566,582	$34,551,009

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2019 and 2018 approved by the Board of Directors on February 26, 2020 and March 19, 2019, respectively, were as follows:

	Cash
	2019	2018
Compensation distributed to the employees	$1,126,194	$1,404,264
Remuneration paid to the directors	35,210	38,216

There was no difference between the initial accrued amounts recognized in 2019 and 2018 and the amounts approved by the Board of Directors in 2020 and 2019 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Current tax
Current tax expenses recognized for the period	$2,174,029	$1,972,343	$6,332,269	$6,015,903
Income tax on unappropriated earnings	—	15,839	11,527	19,523
Income tax adjustments on prior years	1,096	(11,264)	(16,510)	(35,452)
Others	15,671	5,247	17,778	10,443

	2,190,796	1,982,165	6,345,064	6,010,417

Deferred tax
Deferred tax expenses recognized for the period	(81,374)	8,982	(69,098)	10,354
Income tax adjustments on prior years	77	(616)	27,816	(450)

	(81,297)	8,366	(41,282)	9,904

Income tax recognized in profit or loss	$2,109,499	$1,990,531	$6,303,782	$6,020,321

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure from the unappropriated earnings while calculating income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Deferred tax
Exchange differences arising from the translation of the foreign operations	$(56)	$—	$(56)	$—

c.	Income tax examinations

Income tax returns of Chunghwa, Youth, Aval and CHIEF have been examined by the tax authorities through 2017. Income tax returns of SENAO, ISPOT, Youyi, SENYOUNG, CHYP, CHSI, LED, SHE, Unigate, CHI, CHPT, CHST, SFD, CLPT, CHTSC, HHI, IISI and UTC have been examined by the tax authorities through 2018.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Net income used to compute the basic earnings per share
Net income attributable to the parent	$8,336,836	$8,090,541	$25,194,210	$25,014,993
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(922)	(1,070)	(3,528)	(3,936)

Net income used to compute the diluted earnings per share	$8,335,914	$8,089,471	$25,190,682	$25,011,057

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,435	990	7,425	7,774

Weighted average number of common stocks used to compute the diluted earnings per share	7,758,882	7,758,437	7,764,872	7,765,221

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$ (Original price$	66.20 93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of SENAO’s common stocks listed on the TWSE on the higher of closing price or par value. The SENAO Plan has an exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of the SENAO Plan are valid for six years and the graded vesting schedule for which 50% of options granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

No compensation cost of stock options granted on May 7, 2013 was recognized for the three months and nine months ended September 30, 2019 and 2020, respectively.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2019 was as follows:

	Nine Months Ended September 30, 2019
	Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	5,318	$66.20
Options forfeited	(5,318)	—

Options outstanding at end of the period	—	—

Option exercisable at end of the period	—	—

As of September 30, 2020, December 31, and September 30, 2019, there were no outstanding stock options.

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividend yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of the SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950.00	$ (Original price $	132.70 147.00)
	2018.10.31	50.00	$ (Original price $	138.70 147.00)
2015.11.17	2015.10.22	2,000.00	$ (Original price $	34.40 43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options granted on October 31, 2018 were both $138 thousand for the three months ended September 30, 2020 and 2019. The compensation costs for stock options granted on October 31, 2018 were both $414 thousand for the nine months ended September 30, 2020 and 2019, respectively.

The compensation costs for stock options granted on December 19, 2017 were $72 thousand and $216 thousand for the three months and nine months ended September 30, 2020, respectively. The compensation costs were $167 thousand and $502 thousand for the three months and nine months ended September 30, 2019, respectively.

There were no compensation costs for stock options granted on October 22, 2015 for the three months and nine months ended September 30, 2020. The compensation costs were $124 thousand and $372 thousand for the three months and nine months ended September 30, 2019, respectively.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in June 2019 and July 2020, the exercise price changed from $147.00 to $141.70 and $138.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019 and July 2020, the exercise price changed from $140.60 to $135.60 and $132.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2020 and 2019 was as follows:

	Nine Months Ended September 30, 2020
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	46.00	$141.70	897.00	$135.60	314.25	$34.40
Options exercised	—	—	(448.50)	135.60	(314.25)	34.40
Options forfeited	(4.00)	—	(17.00)	—	—	—

Options outstanding at end of the period	42.00	138.70	431.50	132.70	—	—

Options exercisable at end of the period	—	—	—	—	—	—

	Nine Months Ended September 30, 2019
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	50.00	$147.00	925.00	$140.60	882.75	$34.40
Options exercised	—	—	—	—	(416.50)	34.40
Options forfeited	(4.00)	—	(32.00)	—	(21.25)	—

Options outstanding at end of the period	46.00	141.70	893.00	135.60	445.00	34.40

Options exercisable at end of the period	—	—	—	—	—	—

As of September 30, 2020, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$138.70	42.00	3.08	$138.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$132.70	431.50	2.22	$132.70	—	$—

As of September 30, 2020, all the stock options granted on October 22, 2015 were exercised or forfeited.

As of December 31, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$141.70	46.00	3.83	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$135.60	897.00	2.96	$135.60	448.50	$135.60

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	314.25	0.81	$34.40	314.25	$34.40

As of September 30, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$141.70	46.00	4.08	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$135.60	893.00	3.22	$135.60	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	445.00	1.06	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$166.00	$95.92	$39.55
Exercise price (NT$)	$147.00	$147.00	$43.00
Dividend yield	—	—	—
Risk-free interest rate	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years
Expected volatility	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$33,540	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 options that are granted to specific employees that meet the vesting conditions on December 20, 2019. Each option is eligible to subscribe for one thousand common stocks when exercisable, and the exercise price is $19.085. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs were $1,436 thousand and $4,307 thousand for the three months and nine months ended September 30, 2020, respectively.

Information about CHTSC’s outstanding stock options for the nine months ended September 30, 2020 was as follows:

	Nine Months Ended September 30, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	4,500	$19.085

Options exercisable at end of the period	—	—

As of September 30, 2020, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	4,500	4.22	$19.085	—	$—

As of December 31, 2019, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	4,500	4.97	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on December 20,2019
Grant-date share price (NT$)	$20.17
Exercise price (NT$)	$19.085
Dividend yield	12.49%
Risk-free interest rate	0.54%
Expected life	5 years
Expected volatility	42.41%
Weighted average fair value of grants (NT$)	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

d.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 and 1,335 options in January 2014 and August, 2013, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaires that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescibed formula.

No compensation cost of stock options granted was recognized for the three months ended September 30, 2020.

Information about IISI’s outstanding stock options for the nine months ended September 30, 2020 was as follows:

	Nine Months Ended September 30, 2020
	Granted in January 2014		Granted in August 2013
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	—	$—
Options outstanding upon the date of business combination	580.00	14.00	1,022.96	14.00
Options exercised	(50.00)	14.00	(432.50)	14.00
Options forfeited	—	—	(590.46)	—

Options outstanding at end of the period	530.00	14.00	—	—

Options exercisable at end of the period	530.00	14.00	—	—

As of September 30, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$14.00	530.00	0.29	$14.00	530.00	$14.00

As of September 30, 2020, the options granted to employees in 2013 have been fully exercised or forfeited.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted in January 2014	Stock Options Granted in August 2013
Grant-date share price (NT$)	$14.51	$12.51
Exercise price (NT$)	$14.00	$14.00
Dividend yield	6%	6%
Risk-free interest rate	1.16%-1.32%	1.20%-1.39%
Expected life	4.5-5.5 years	4.5-5.5 years
Expected volatility	35.28%-35.97%	36.01%-36.62%
Weighted average fair value of grants (NT$)	$14.51	$12.51

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

For the nine months ended September 30, 2020 and 2019, the Company entered into the following non-cash investing activities:

	Nine Months Ended September 30
	2020	2019
Increase in property, plant and equipment	$15,858,636	$14,752,470
Changes in other payables	(1,886,269)	1,604,212

	$13,972,367	$16,356,682

Increase in intangible assets	$48,547,040	$167,593
Changes in other assets	(1,000,000)	—

	$47,547,040	$167,593

Disposal of property, plant and equipment	$130,474	$65,815
Gain (loss) on disposal of property, plant and equipment	124,341	(28,339)
Changes in receivables from related parties	(144,700)	—

	$110,115	$37,476

Disposal of investment properties	$36,943	$—
Gain on disposal of investment properties	151,357	—
Changes in receivables from related parties	(188,300)	—

	$—	$—

For the nine months ended September 30, 2020 and 2019, changes in liabilities arising from financing activities, including non-cash transactions, were as follows:

	Balance on January 1, 2020	Cash Flows from Financing Activities	Changes in Non-Cash Transactions			Cash Flows from Operation Activities—Interest Paid	Balance on September 30, 2020
			New Leases	Acquired by business combination (Note 13)	Others
Lease liabilities	$9,758,138	$(2,863,451)	$2,892,908	$70,905	$(225,187)	$(60,758)	$9,572,555

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities—Interest	Balance on September 30,
	2019	Activities	New Leases	Others	Paid	2019
Lease liabilities	$10,340,057	$(2,896,092)	$2,671,187	$(464,893)	$(63,531)	$9,586,728

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	September 30, 2020		December 31, 2019		September 30, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities carried at amortized cost
Bonds payable	$19,979,473	$19,999,956	$—	$—	$—	$—

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the weighted-average per-hundred price of Taipei Exchange at the end of reporting period.

b.	Financial instruments that are measured at fair values on a recurring basis

September 30, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$38	$—	$38
Listed stocks	7,202	—	—	7,202
Non-listed stocks	—	—	699,689	699,689

	$7,202	$38	$699,689	$706,929

Hedging financial assets	$—	$7,841	$—	$7,841

Financial assets at FVOCI
Listed stocks	$2,317,591	$—	$—	$2,317,591
Non-listed stocks	—	—	5,315,050	5,315,050

	$2,317,591	$—	$5,315,050	$7,632,641

Financial liabilities at FVTPL
Derivatives	$—	$19	$—	$19

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$53	$—	$53
Listed stocks	463	—	—	463
Non-listed stocks	—	—	778,105	778,105

	$463	$53	$778,105	$778,621

Hedging financial assets	$—	$327	$—	$327

Financial assets at FVOCI
Listed stocks	$2,453,616	$—	$—	$2,453,616
Non-listed stocks	—	—	4,815,301	4,815,301

	$2,453,616	$—	$4,815,301	$7,268,917

Financial liabilities at FVTPL
Derivatives	$—	$239	$—	$239

September 30, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$83	$—	$83
Listed stocks	24,512	—	—	24,512
Non-listed stocks	—	—	512,736	512,736

	$24,512	$83	$512,736	$537,331

Financial assets at FVOCI
Listed stocks	$2,393,689	$—	$—	$2,393,689
Non-listed stocks	—	—	4,063,607	4,063,607

	$2,393,689	$—	$4,063,607	$6,457,296

Financial liabilities at FVTPL
Derivatives	$—	$1,854	$—	$1,854

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2020 and 2019.

The reconciliations for financial assets measured at Level 3 are listed below:

Nine months ended September 30, 2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,815,301	$5,593,406
Recognized in profit or loss under “Other gains and losses”	(78,416)	—	(78,416)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	499,749	499,749

Balance on September 30, 2020	$699,689	$5,315,050	$6,014,739

Unrealized loss for the nine months ended September 30, 2020	$(78,416)

Nine months ended September 30, 2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2019	$517,362	$4,032,660	$4,550,022
Recognized in profit or loss under “Other gains and losses”	(4,626)	—	(4,626)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	30,947	30,947

Balance on September 30, 2019	$512,736	$4,063,607	$4,576,343

Unrealized loss for the nine months ended September 30, 2019	$(4,626)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

	September 30, 2020	December 31, 2019	September 30, 2019
Discount for lack of marketability	13.73%—20.00%	13.73%—20.00%	12.73%-20.00%
Noncontrolling interests discount	21.45%—25.00%	21.45%—25.00%	24.41%-25.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	September 30, 2020	September 30, 2019
Discount for lack of marketability 5% decrease	$375,917	$268,494

Noncontrolling interests discount 5% decrease	$48,373	$17,480

Categories of Financial Instruments

	September 30, 2020	December 31, 2019	September 30, 2019
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$706,929	$778,621	$537,331
Hedging financial assets	7,841	327	—
Financial assets at amortized cost (Note a)	49,390,075	71,851,933	64,636,992
Financial assets at FVOCI	7,632,641	7,268,917	6,457,296
Financial liabilities
Measured at FVTPL
Held for trading	19	239	1,854
Measured at amortized cost (Note b)	65,532,259	34,433,210	35,201,773

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Assets
USD	$3,752,586	$5,781,593	$6,165,652
EUR	10,164	11,792	32,842
SGD	261,394	224,501	67,691
JPY	22,647	17,092	17,451
RMB	28,137	8,854	9,314
Liabilities
USD	2,370,285	4,120,881	6,519,851
EUR	567,044	206,447	338,103
SGD	1,077,468	1,262,926	1,270,743
JPY	7,961	14,206	16,178
RMB	288	310	701

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Assets
USD	$38	$53	$83
EUR	7,841	327	—
Liabilities
USD	—	11	47
EUR	19	228	1,807

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and RMB as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2020	2019
Profit or loss
Monetary assets and liabilities (a)
USD	$69,115	$(17,710)
EUR	(27,844)	(15,263)
SGD	(40,804)	(60,153)

(Continued)

	Nine Months Ended September 30
	2020	2019
JPY	$734	$64
RMB	1,392	431
Derivatives (b)
USD	(728)	2,498
EUR	3,074	2,662
Equity
Derivatives (c)
EUR	22,198	—

(Concluded)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Fair value interest rate risk
Financial assets	$12,256,062	$30,946,503	$17,015,191
Financial liabilities	41,542,857	9,758,138	9,586,728
Cash flow interest rate risk
Financial assets	8,893,268	7,681,032	12,605,731
Financial liabilities	1,675,000	1,690,000	1,690,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $18,046 thousand and $27,289 thousand for the nine months ended September 30, 2020 and 2019, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $35,345 thousand and $381,632 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2020. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $26,862 thousand and $322,865 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2019.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

September 30, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,783,611	$—	$3,156,482	$4,702,387	$—	$40,642,480
Floating interest rate instruments	0.78	—	—	1,675,000	—	—	1,675,000
Fixed interest rate instruments	0.48	—	5,000,000	7,000,000	8,800,000	11,200,000	32,000,000

		$32,783,611	$5,000,000	$11,831,482	$13,502,387	$11,200,000	$74,317,480

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	Add More than 5 Years	Total
Lease liabilities	$3,293,176	$4,272,026	$1,663,042	$509,197	$9,737,441

December 31, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,387,024	$—	$2,531,721	$4,747,644	$—	$43,666,389
Floating interest rate instruments	0.98	50,000	10,000	30,000	1,600,000	—	1,690,000

		$36,437,024	$10,000	$2,561,721	$6,347,644	$—	$45,356,389

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,309,578	$4,394,009	$1,581,034	$645,520	$9,930,141

September 30, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$35,426,583	$—	$1,976,987	$4,645,677	$—	$42,049,247
Floating interest rate instruments	0.98	10,000	—	80,000	1,600,000	—	1,690,000

		$35,436,583	$—	$2,056,987	$6,245,677	$—	$43,739,247

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,266,203	$4,341,335	$1,553,871	$602,270	$9,763,679

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$519,680	$—	$—	$519,680
Outflow	—	511,820	—	—	511,820

	$—	$7,860	$—	$—	$7,860

December 31, 2019
Gross settled
Forward exchange contracts
Inflow	$25,566	$135,075	$—	$—	$160,641
Outflow	25,524	134,976	—	—	160,500

	$42	$99	$—	$—	$141

September 30, 2019
Gross settled
Forward exchange contracts
Inflow	$49,953	$53,327	$—	$—	$103,280
Outflow	49,917	55,134	—	—	105,051

	$36	$(1,807)	$—	$—	$(1,771)

2)	Financing facilities

	September 30, 2020	December 31, 2019	September 30, 2019
Facilities from unsecured bank loan and commercial paper payable
Amount used	$12,086,405	$120,681	$123,305
Amount unused	54,462,777	46,109,219	46,111,895

	$66,549,182	$46,229,900	$46,235,200

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	20,000	1,340,000	1,340,000

	$1,620,000	$2,940,000	$2,940,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note: IISI was an associate and has become a consolidated entity starting from July 1, 2020. Please refer to Note 13. All transactions between the Company were eliminated upon consolidation since the acquisition date.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Associates	$70,211	$70,117	$214,433	$195,172
Others	17,944	16,473	52,772	57,333

	$88,155	$86,590	$267,205	$252,505

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Associates	$186,154	$221,095	$513,819	$575,777
Others	4,056	5,933	63,346	72,021

	$190,210	$227,028	$577,165	$647,798

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Associates	$5,648	$38,135	$75,213	$22,193
Others	570	221	1,036	238

	$6,218	$38,356	$76,249	$22,431

3)	Receivables

	September 30, 2020	December 31, 2019	September 30, 2019
Associates	$353,980	$10,356	$12,960
Others	336,165	6,478	6,117

	$690,145	$16,834	$19,077

4)	Contract liabilities-current

	September 30, 2020	December 31, 2019	September 30, 2019
Associates	$609,524	$—	$—

5)	Payables

	September 30, 2020	December 31, 2019	September 30, 2019
Associates	$491,142	$650,617	$375,633
Others	3,246	3,366	3,387

	$494,388	$653,983	$379,020

6)	Customers’ deposits

	September 30, 2020	December 31, 2019	September 30, 2019
Associates	$4,376	$7,595	$6,809

7)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Associates	$108,923	$62,988	$134,526	$94,823
Others	—	182	—	182

	$108,923	$63,170	$134,526	$95,005

8)	Disposal of property, plant and equipment and investment properties to Chunghwa Post Co., Ltd.

	Proceeds		Gain on Disposal
	Three Months Ended September 30		Three Months Ended September 30
	2020	2019	2020	2019
Others	$333,000	$—	$264,257	$—

	Proceeds		Gain on Disposal
	Nine Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Others	$333,000	$—	$264,257	$—

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Lease liabilities—current	$179,651	$188,271	$189,876
Lease liabilities—noncurrent	848,319	1,023,889	1,077,779

	$1,027,970	$1,212,160	$1,267,655

The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2020 were $2,176 thousand and $6,821 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2019 are $2,675 thousand and $8,347 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Short-term employee benefits	$80,934	$74,139	$218,013	$209,553
Post-employment benefits	2,223	2,070	6,219	6,349
Share-based payment	20	70	61	202

	$83,177	$76,279	$224,293	$216,104

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as bank loans, custom duties of the imported materials and guarantee of contract performance.

	September 30, 2020	December 31, 2019	September 30, 2019
Property, plant and equipment	$2,469,188	$2,491,324	$2,498,703
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	112,659	2,500	2,500

	$4,580,580	$4,492,557	$4,499,936

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of September 30, 2020 were as follows:

a.	Acquisitions of land and buildings of $60,220 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $34,384,149 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.	CHPT signed the contract for its headquarters construction amounting to $1,613,800 thousand in July 2017. The payment of $1,533,110 thousand has been made as of September 30, 2020.

41.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 and determined that there were no significant impacts on the Company’s financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

42. SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	September 30, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$128,955	29.10	$3,752,586
EUR	298	34.15	10,164
SGD	12,295	21.26	261,394
JPY	82,056	0.276	22,647
RMB	6,591	4.269	28,137
Non-monetary items
Investments accounted for using equity method
SGD	26,098	21.26	554,839
VND	302,812,035	0.0011	341,047
Liabilities denominated in foreign currencies
Monetary items
USD	81,453	29.10	2,370,285
EUR	16,605	34.15	567,044
SGD	50,681	21.26	1,077,468
JPY	28,844	0.276	7,961
RMB	68	4.269	288

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$192,849	29.98	$5,781,593
EUR	351	33.59	11,792
SGD	10,076	22.28	224,501
JPY	61,929	0.276	17,092
RMB	2,057	4.305	8,854
Non-monetary items
Investments accounted for using equity method
SGD	22,483	22.28	500,930
VND	270,542,735	0.0012	316,535

(Continued)

	September 30, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$137,454	29.98	$4,120,881
EUR	6,146	33.59	206,447
SGD	56,685	22.28	1,262,926
JPY	51,472	0.276	14,206
RMB	72	4.305	310

(Concluded)

	September 30, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$198,635	31.04	$6,165,652
EUR	967	33.95	32,842
SGD	3,013	22.47	67,691
JPY	60,635	0.288	17,451
RMB	2,141	4.35	9,314
Non-monetary items
Investments accounted for using equity method
SGD	25,605	22.47	575,355
VND	247,231,882	0.00122	301,623
Liabilities denominated in foreign currencies
Monetary items
USD	210,047	31.04	6,519,851
EUR	9,959	33.95	338,103
SGD	56,553	22.47	1,270,743
JPY	56,213	0.288	16,178
RMB	161	4.35	701

The unrealized foreign currency exchange gains and losses were loss of $16,358 thousand and gain of $26,460 thousand for the three months ended September 30, 2020 and 2019, respectively. The unrealized foreign currency exchange gains were $30,119 thousand and $15,397 thousand for the nine months ended September 30, 2020 and 2019, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: Table 4.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 37.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended September 30, 2020
Revenues
From external customers	$18,850,991	$21,628,859	$7,457,571	$2,143,029	$2,090,876	$52,171,326
Intersegment revenues	4,037,029	356,286	932,476	419,848	1,317,229	7,062,868

Segment revenues	$22,888,020	$21,985,145	$8,390,047	$2,562,877	$3,408,105	59,234,194

Intersegment elimination						(7,062,868)

Consolidated revenues						$52,171,326

Segments operating costs and expenses	$16,451,237	$16,422,668	$3,186,981	$2,066,251	$3,607,711	$41,734,848

Segment income (loss) before income tax	$5,465,576	$2,082,700	$3,358,242	$214,845	$(296,087)	$10,825,276

For the nine months ended September 30, 2020
Revenues
From external customers	$49,234,337	$65,270,735	$22,398,988	$6,558,132	$4,666,997	$148,129,189
Intersegment revenues	11,954,409	1,123,376	2,796,946	1,424,411	3,861,018	21,160,160

Segment revenues	$61,188,746	$66,394,111	$25,195,934	$7,982,543	$8,528,015	169,289,349

Intersegment elimination						(21,160,160)

Consolidated revenues						$148,129,189

Segments operating costs and expenses	$41,918,494	$48,672,443	$9,855,216	$6,381,720	$9,711,738	$116,539,611

Segment income (loss) before income tax	$15,892,354	$7,522,363	$9,591,980	$738,597	$(1,325,385)	$32,419,909

For the three months ended September 30, 2019
Revenues
From external customers	$15,626,976	$23,629,079	$7,269,202	$2,941,355	$1,381,548	$50,848,160
Intersegment revenues	4,025,434	389,498	980,963	576,929	1,261,373	7,234,197

Segment revenues	$19,652,410	$24,018,577	$8,250,165	$3,518,284	$2,642,921	58,082,357

Intersegment elimination						(7,234,197)

Consolidated revenues						$50,848,160

Segments operating costs and expenses	$13,492,888	$17,965,998	$3,344,164	$2,929,556	$3,086,948	$40,819,554

Segment income (loss) before income tax	$4,625,431	$2,838,741	$2,962,026	$267,236	$(256,908)	$10,436,526

(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the nine months ended September 30, 2019
Revenues
From external customers	$47,336,075	$71,006,351	$21,945,887	$8,821,448	$3,177,735	$152,287,496
Intersegment revenues	12,061,671	1,133,367	2,911,479	1,715,751	3,438,839	21,261,107

Segment revenues	$59,397,746	$72,139,718	$24,857,366	$10,537,199	$6,616,574	173,548,603

Intersegment elimination						(21,261,107)

Consolidated revenues						$152,287,496

Segments operating costs and expenses	$40,594,438	$53,719,290	$9,982,674	$8,797,681	$8,449,741	$121,543,824

Segment income (loss) before income tax	$14,565,179	$8,779,149	$8,994,894	$734,580	$(1,324,275)	$31,749,527

(Concluded)

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Mobile services revenue	$14,220,347	$14,729,163	$42,516,219	$44,114,766
Sales of products	8,927,134	10,318,026	26,976,137	30,164,126
Local telephone and domestic long distance telephone services revenue	6,666,969	7,004,246	19,944,136	21,076,977
Broadband access and domestic leased line services revenue	5,583,920	5,491,616	16,729,965	16,550,818
Data communications internet services revenue	5,370,351	5,219,220	16,030,764	15,722,032
International network and leased telephone services revenue	942,659	1,790,271	3,041,287	5,662,625
Others	10,459,946	6,295,618	22,890,681	18,996,152

	$52,171,326	$50,848,160	$148,129,189	$152,287,496

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$574,501	$300,000	$300,000	$300,000	$—	5.22	$2,872,505	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	574,501	100,000	100,000	100,000	—	1.74	2,872,505	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2: Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

September 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$5,023,510	12	$5,023,510	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL—noncurrent	—	244,414	4	244,414	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,084	17	17,084	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,518	2	3,518	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,395	2	4,395	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL—noncurrent	600,000	455,275	13	455,275	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,182,791	5	2,182,791	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	115,056	19.9	115,056	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,492	9	9,492	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	950	10	950	—
	WPG Holdings Limited	—	Financial assets at FVTPL—current	9	448	—	448	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	1,696	84,800	—	84,800	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL—current	631	6,754	—	6,754	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	136,686	11	136,686	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	50,000	7	50,000	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	4,359	5	4,359	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on September 30, 2020.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Telecom Co., Ltd.	Land that specific office building is located on	2020.05.06	$3,243,689	$1,056,680 to be paid	MOTC	Major Shareholder	None	None	None	None	Assessed value from National Property Administration	Operating purpose	None
Chunghwa Precision Test Tech. Co., Ltd.	Headquarters	2017.07.29- 2019.12.25	1,460,105	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

DISPOSAL OF INDIVIDUAL REAL ESTATE AT PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Seller	Property	Event Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Collection	Gain on Disposal	Counterparty	Relationship	Purpose of Disposal	Price Reference	Other Terms
Chunghwa Telecom Co., Ltd.	Land	2020.08.05	2017.12.20, 2004.07.07 and 2004.12.16	$75,555	$385,760	Not received yet	$310,205	Chunghwa Post Co., Ltd.	Others	Asset activation	Real estate appraisal report	—

Note:

As of September 30, 2020, transaction for one piece of land had not been completed, with carrying amount and transaction amount of $6,812 thousand and $52,760 thousand, respectively. Upon completion of the transaction, there will be a gain on disposal of $45,948 thousand.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,511,816	1	30 days	$—	—	$44,408	—
			Purchase	491,983	1	30-90 days	—	—	(891,359)	(9)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	132,866	—	30 days	—	—	(11,307)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	293,800	—	30 days	—	—	61,497	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	977,945	1	30 days	—	—	(314,035)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	234,179	—	30-60 days	—	—	71,733	—
		Subsidiary	Purchase	4,134,619	5	30-60 days	—	—	(530,477)	(5)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	140,673	—	30 days	—	—	35,635	—
		Subsidiary	Purchase	344,277	—	90 days	—	—	(157,594)	(2)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	240,165	—	90 days	—	—	(37,111)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	132,484	—	30 days	—	—	(85,785)	(1)
	CHT Security Co., Ltd.	Subsidiary	Purchase	162,388	—	30 days	—	—	(43,534)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	287,009	—	30 days	—	—	(24,923)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	403,960	1	30-90 days	—	—	(312,218)	(3)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,481,544	23	30-90 days	—	—	891,368	47
			Purchase	1,392,855	8	30 days	—	—	(40,467)	(2)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	146,702	1	60 days	—	—	41,947	2
			Purchase	219,992	1	30 days	—	—	(1,822)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	191,890	10	60 days	—	—	34,688	15
			Purchase	293,439	29	30 days	—	—	(61,497)	(53)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,197,635	84	30 days	—	—	311,485	70
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,174,548	98	30-60 days	—	—	529,198	97
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	344,277	41	90 days	—	—	157,594	99
			Purchase	140,673	17	30 days	—	—	(35,635)	(30)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	240,165	54	90 days	—	—	37,111	57
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	132,484	14	30 days	—	—	85,785	14
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	171,778	30	30 days	—	—	43,543	29
International Integrated System, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	287,009	48	30 days	—	—	24,923	14
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	132,866	1	30 days	—	—	11,307	1

Note	1: Purchases include costs to acquire services.

Note

2: The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note	3: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note

4: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note	5: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

September 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$126,487 (Note 2)	11.13	$—	—	$46,897	$—
	Next Commercial Bank Co., Ltd.	Associate	320,000	0.08	—	—	—	—
	Chunghwa Post Co., Ltd.	Others	333,000	—	—	—	—	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,118,995 (Note 2)	7.08	—	—	185,356	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	311,485 (Note 2)	3.29	—	—	119,312	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	529,198 (Note 2)	8.45	—	—	85,328	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	157,594 (Note 2)	3.18	—	—	116,692	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2020			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,585,489	$282,010	$76,334	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,850,034	9,886	6,473	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,517,426	5,805	5,805	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	985,831	90,451	90,452	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	702,827	(15,680)	(8,712)	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,691,859	445,262	255,680	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,949,852	239,593	213,331	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	168,498	(7,338)	(7,338)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	461,386	193,466	182,746	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	188,060	11,148	10,725	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	94,868	5	5	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	390,764	53,064	54,744	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	302,323	84,832	66,363	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	108,882	4,461	4,461	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	41,941	41,941	8,251	56	122,549	37,216	20,856	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	123,603	11,308	11,923	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	68,911	1,885	1,225	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	86,012	9,618	9,618	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(6,856)	(4,364)	3,230	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	283,500	37,211	51	573,044	107,798	26,663	Subsidiary (Note 6)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2020			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$341,047	$210,792	$63,255	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	318,167	260,695	134,492	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	162,206	40,040	11,953	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	220,102	102,347	30,704	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	66,684	8,688	23	241,665	(25,975)	(5,222)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	55,190	15,759	4,211	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	246	15	1,507	(37,846)	(5,692)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	194,378	593	297	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,919	840	411	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,932,953	(337,028)	(141,215)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	951,699	253,190	85,560	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,333,620	2,333,620	77,775	100	315,317	(26,548)	(26,548)	Subsidiary (Note 5)
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	109	7	800	(37,846)	(2,532)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	364,950	14,752	96	241,408	(677)	(6,985)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,060	100	106,777	4,925	4,927	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	81,993	21,266	21,251	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	957	71	71	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	78,419	7,380	7,380	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	554,839	212,572	80,777	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,333,688	698,962	239,391	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	83,192	445,262	13,176	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,012	282,010	1,113	Associate (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2020			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$12,636	$12,636	400	100	$23,817	$200	$200	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,451	74	74	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	116,790	116,790	3,700	100	85,003	4,833	5,189	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	168,497	(7,338)	(7,338)	Subsidiary (Note 5)
	MeWorks Limited (HK)	Hong Kong	Investment	—	10,000	—	—	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,328,754	2,328,754	80,440	100	295,731	(26,670)	(26,670)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,411	456	313	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,918	946	766	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	2,955	100	31,653	1,872	1,872	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	26,707	(2,513)	(2,513)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	32,418	1,847	(876)	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	27,052	290	290	Subsidiary (Note 6)
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	31,065	(8,588)	(8,588)	Subsidiary (Note 6)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	68,623	6,290	6,287	Subsidiary (Note 6)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	27,030	294	294	Subsidiary (Note 6)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	20,027	(8,593)	(8,593)	Subsidiary (Note 6)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	15,071	(8,594)	(8,594)	Subsidiary (Note 6)

Note	1: The amounts were based on reviewed financial statements.

Note	2: Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note

3: Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note	4: Investments in mainland China are included in Table 8.

Note	5: The amount was eliminated upon consolidation.

Note	6: The Company only eliminated the amounts after accounts of IISI and its subsidiaries are included in the consolidated financial statements.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investee	Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2020	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2020	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2020	Accumulated Inward Remittance of Earnings as of September 30, 2020	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$—	100	$—	$—	$—	Notes 8 and 13
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(26,562)	100	(26,562)	23,370	—	Note 13
Senao International Trading (Shanghai) Co., Ltd.	Maintenance of information and communication technologies products	26,053	2	26,053	—	—	26,053	—	100	—	—	—	Notes 9 and 13
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	—	100	—	—	—	Notes 10 and 13
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(5,814)	100	(5,814)	38,276	—	Notes 12 and 13
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 11 and 13
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(6,645)	100	(6,645)	19,137	—	Note 13
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	62,340	2	62,340	—	—	62,340	11,467	100	11,467	70,072	—	Note 13
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	4,848	49	2,375	13,142	—	Note 13
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	(8,594)	100	(8,594)	20,112	—	Note 14

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2020	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2020	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2020	Accumulated Inward Remittance of Earnings as of September 30, 2020	Note
					Outflow	Inflow
Huiyu Shanghai Management Consultancy Co., Ltd.	Development and maintenance of information system	$13,670	3	$—	$—	$—	$—	$(2,943)	100	$(2,943)	$1,491	$—	Note 14

Investee	Accumulated Investment in Mainland China as of September 30, 2020	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,318,797	$2,318,797	$3,455,346
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	227,794,269
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	227,794,269
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	113,573	159,725	4,088,213
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,694,524
IISI and its subsidiaries (Note 7)	39,923	39,923	606,903

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	International Integrated Systems, Inc. and its subsidiaries were calculated based on the consolidated net assets value of International Integrated Systems, Inc.

Note 8:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 9:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 10:	The liquidation of Senao International Trading (Jiangsu) Co., Ltd. was completed in March 2019.

Note 11:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 12:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 13:	The amount was eliminated upon consolidation.

Note 14:	The Company only eliminated the amounts after accounts of IISI and its subsidiaries are included in the consolidated financial statements.

Note 15:	The English name is the same as the above entity; however, the Chinese name included in the respective Articles of Incorporation is different from the above entity.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2020	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$44,408	—	—
					Accrued custodial receipts	82,079	—	—
					Accounts payable	891,359	—	—
					Amounts collected for others	227,627	—	—
					Revenues	1,511,816	—	1
					Operating costs and expenses	433,869	—	—
					Inventories	58,114	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	61,497	—	—
					Accounts payable	23,730	—	—
					Revenues	293,800	—	—
					Operating costs and expenses	92,610	—	—
			CHYP Multimedia Marketing &	a	Accounts payable	11,440	—	—
			Communications Co., Ltd.		Amounts collected for others	55,019	—	—
					Revenues	24,722	—	—
					Operating costs and expenses	62,917	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	42,005	—	—
					Accounts payable	314,035	—	—
					Revenues	13,867	—	—
					Operating costs and expenses	873,098	—	1
					Inventories	104,847	—	—
					Prepayments	102,152	—	—
					Property, plant and equipment	129,367	—	—
					Intangible assets	46,056	—	—
					Other noncurrent assets	16,116	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	17,035	—	—
					Accounts payable	37,111	—	—
					Revenues	74,891	—	—
					Operating costs and expenses	240,165	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	35,635	—	—
					Accounts payable	157,594	—	—
					Revenues	140,673	—	—
					Operating costs and expenses	344,277	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	20,859	—	—
					Revenues	22,695	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Revenues	26,196	—	—
					Operating costs and expenses	68,764	—	—
			Light Era Development Co., Ltd.	a	Inventories	14,629	—	—
					Property, plant and equipment	84,777	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	$29,299	—	—
					Accounts payable	85,785	—	—
					Revenues	41,872	—	—
					Operating costs and expenses	132,484	—	—
			Honghwa International Co., Ltd.	a	Accounts receivable	71,733	—	—
					Accounts payable	530,477	—	—
					Revenues	234,179	—	—
					Operating costs and expenses	4,020,098	—	3
					Inventories	114,521	—	—
			Smartfun Digital Co., Ltd.	a	Operating costs and expenses	18,324	—	—
			Chunghwa Telecom (Thailand) Co., Ltd.	a	Operating costs and expenses	16,667	—	—
			CHT Security Co., Ltd.	a	Accounts payable	43,534	—	—
					Revenues	16,900	—	—
					Operating costs and expenses	128,276	—	—
					Inventories	34,112	—	—
					Other noncurrent assets	28,567	—	—
			Aval Technologies Co., Ltd.	a	Accounts payable	11,307	—	—
					Operating costs and expenses	119,032	—	—
					Customers’ deposits	22,727	—	—
					Inventories	13,834	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Accounts receivable	71,568	—	—
					Revenues	80,011	—	—
			International Integrated Systems, Inc.	a	Accounts payable	24,923	—	—
					Operating costs and expenses	17,639	—	—
					Inventories	20,269		—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	72,476	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Unearned receipts	13,903	—	—
	3	CHIEF Telecom Inc.	Chunghwa Telecom Singapore Pte., Ltd.	c	Revenues	25,009	—	—
					Operating costs and expenses	45,934	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2020, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2020.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

September 30, 2020

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communication	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	610,368,184	7.86

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.